FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: November 14, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	Glencairn Gold Corporation Interim Report for Q3 as of September 30, 2007

2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2007

3	Form 52-109F2, Certification of Interim Filings, executed by Chief Executive Officer

4	Form 52-109F2, Certification of Interim Filings, executed by Chief Financial Officer

EXHIBIT 1

Interim Report

Q3

September 30, 2007

Glencairn Gold Corporation

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2007

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three and nine month periods ended September 30, 2007, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles for interim financial statements. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005. This Management’s Discussion and Analysis has been prepared as of November 7, 2007. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold producer with mining and exploration activities focused in Nicaragua. The Company currently operates the Limon Mine and plans to convert the Libertad Mine from a heap leach to a conventional milling operation. Both properties are located in Nicaragua. The Company also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometers from the Limon Mine. Glencairn’s growth strategy is focused on optimizing current operations and expanding mineral reserves at existing mines.

On March 31, 2007, mining operations at the Libertad Mine were suspended due to low recoveries while the Company implements a project to convert the heap-leach refining process to a conventional milling operation. The Company has made payments totalling $4,899,000 towards the purchase of a used mill facility. As at September 30, 2007 consultant fees and other costs of $995,000 have been spent by the Company as it progresses towards completing a feasibility study and building a conventional mill at the Libertad Mine. The Company expects the final feasibility study to be completed in the first quarter of 2008.

On July 25, 2007, mining operations at the Bellavista Mine were suspended due to ground movements in the heap leach pad at the site. After initial review by consultants, the Company believes that these movements were in part caused by water saturation due to abnormally high rain fall during the past several years. Extensive ground monitoring and a number of remedial measures were undertaken to reduce ground movements including de-watering wells and surface water control. The Company implemented measures to rinse the cyanide used in the heap leach processing on the site. Sampling of solution discharge from the leach pad as well as solid sampling of the leach pad has confirmed that cyanide concentrations have been lowered to acceptable discharge levels and pose no threat to the environment. On October 24, 2007, the Company announced that a localized landslide resulting from the ground movement and continuing heavy rains caused significant damage to the structure of its ADR recovery plant. As a result of the proactive measures taken, there was no release of cyanide into the environment. Until the ground becomes stabilized and the rainy season ends, localized slides are not unexpected. The Company does not perceive that there is any risk of further damage to any existing facilities including the grinding mill, which is located in another area of the site, as a result of ground movement.

The suspension of mining operations at the Bellavista Mine in July 2007 caused an immediate and serious negative effect on the cash flow of the Company and, accordingly, Glencairn initiated an aggressive program to conserve cash. This program included the immediate cessation of all discretionary spending, including the Company’s exploration program, staff reductions and deferring or eliminating, where possible, capital expenditures.

In the third quarter of 2007, the magnitude of the ground movement problem at the Bellavista Mine, coupled with the lack of an economically feasible solution has resulted in a write-down in the carrying value of the assets at the mine site to their estimated fair value. A charge of $53,797,000 has been recorded and includes write-downs of $9,118,000 on product inventory, $1,167,000 on supplies inventories, and $43,512,000 on property, plant and equipment. It is not likely that the mine will reopen. As a result, management intends to start remediation of the site during 2008 and expects the remediation project to last for at least four years. The costs for this project have been revised to $7,520,000 due to accelerated timing and the current state of the property.

On October 1, 2007, Glencairn entered into a letter of intent with Bellhaven Copper & Gold, Inc. to sell its 60% interest in the Cerro Quema advanced development project located in Panama for an aggregate consideration of $6,000,000, paid or payable as follows: (i) an initial payment of $100,000 upon entering into the letter of intent; (ii) $400,000 at closing of the transaction on October 31, 2007; (iii) $2,500,000 within 30 days of the closing; (iv) $1,000,000 on June 30, 2008; and (v) $2,000,000 on December 31, 2008. As the Company decided to focus on its properties in Nicaragua, it determined Cerro Quema was a non-core asset and therefore sold the property.

On October 22, 2007, the Company closed a private placement financing for gross proceeds of Cdn$26,050,000. A syndicate of underwriters, purchased 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until October 22, 2010. The proceeds from the sale of the subscription receipts will be held in escrow for the Company pending receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants underlying the subscription receipts. A shareholders meeting is scheduled to take place on November 29, 2007. Upon satisfaction of such conditions, each subscription receipt will be automatically converted into one unit (without any further action by the holders thereof, including payment of additional consideration). If approval is not obtained by December 31, 2007, the Company will repurchase the subscription receipts at a redemption price per subscription receipt equal to the issue price of Cdn$0.15 plus interest.

While the Company expects the subscription receipts will be released from escrow upon receipt of shareholder approval, there can be no assurance that this will occur. The solvency of the Company is dependent on the net proceeds of this financing for development of the Libertad Mine, resumption of exploration activities at the Company’s mineral properties, and for general working capital purposes.

Selected Quarterly Information

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Gold sales (ounces)	13,268	22,787	65,892	63,670
Pre-production gold ounces sold*	-	339	482	339
Average spot gold price ($/ounce)	$681	$622	$666	$601
Average realized gold price ($/ounce)	$684	$618	$663	$597
Cash operating costs ($/ounce)	$569	$528	$484	$405
Total cash costs ($/ounce)	$600	$555	$513	$428
Gold produced (ounces)	13,295	23,106	65,436	62,615

(in thousands, except per share amounts)
Sales	$9,072	$14,075	$43,682	$38,027
Cost of sales	$7,552	$12,026	$31,891	$25,757
Bellavista Mine write-down	$53,797	-	$53,797	-
Net income (loss)	($60,238)	($3,182)	($58,151)	$639
Income (loss) per share – basic and diluted	($0.25)	($0.01)	($0.24)	$0.00

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Results of Operations

Limon Mine

	Three months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	7,678	8,568	(890)	(10%)
Pre-production gold ounces sold*	-	339	(339)	(100%)
Average realized gold price ($/ounce)	$694	$624	$70	11%

Cash operating costs ($/ounce)	$644	$447	$197	44%
Total cash costs ($/ounce)	$684	$488	$196	40%
Tonnes milled	68,795	79,419	(10,624)	(13%)
Ore grade (g/tonne)	3.6	4.3	(0.7)	(16%)
Recovery (%)	79.3	81.8	(2.5)	(3%)
Gold produced (ounces)	7,992	8,968	(976)	(11%)

($ in thousands)
Sales	$5,327	$5,346	$(19)	0%

Cost of sales	4,947	3,830	1,117	29%
Royalties and production taxes	305	350	(45)	(13%)
Depreciation and depletion	322	339	(17)	(5%)
Accretion	17	16	1	6%
	$5,591	$4,535	$1,056	23%

Income (loss) from mining operations	$(264)	$811	$(1,075)	(133%)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine decreased marginally by $19,000 in the third quarter of 2007 compared to 2006. The decrease in sales revenue was attributable to the 10% decrease in gold ounces sold. Lower ounces were sold because less tonnes were being mined due to production delays as a result of mechanical problems. The effect of the decline in ounces was offset in part by the 11% increase in average realized gold prices compared to the same period in the previous year.

Cost of sales increased by $1,117,000 or 29% and cash operating costs per ounce increased by $197 to $644 in the third quarter of 2007 compared to 2006. Lower gold production along with higher production costs such as salaries, fuel, and especially electricity resulted in higher cash cost per ounce during the quarter.

Royalties and production taxes decreased $45,000 or 13%, which reflects the decrease in ounces produced and sold. Depreciation and depletion decreased by $17,000 or 5% due to lower capital investment and lower production when compared to the same period in the previous fiscal year.

Limon Mine

	Nine months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	27,149	25,851	1,298	5%
Pre-production ounces sold *	482	339	143	42%
Average realized gold price ($/ounce)	$670	$602	$68	11%

Cash operating costs ($/ounce)	$511	$426	$85	20%
Total cash costs ($/ounce)	$552	$463	$89	19%
Tonnes milled	216,111	227,756	(11,645)	(5%)
Ore grade (g/tonne)	5.0	4.3	0.7	16%
Recovery (%)	81.7	83.4	(1.7)	(2%)
Gold produced (ounces)	27,928	26,100	1,828	7%

($ in thousands)
Sales	$18,182	$15,551	$2,631	17%

Cost of sales	13,872	11,002	2,870	26%
Royalties and production taxes	1,119	965	154	16%
Depreciation and depletion	1,078	961	117	12%
Accretion	51	48	3	6%
	$16,120	$12,976	$3,144	24%

Income from mining operations	$2,062	$2,575	$(513)	(20%)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $2,631,000 or 17% in the nine months ended September 30, 2007 compared to 2006. The higher gold production was from the higher ore grades mined in the Santa Pancha area of the Limon Mine. This was marginally offset by the lower recoveries. The market strength for gold resulted in an 11% increase in the average realized gold price per ounce which contributed to the increase in sales revenue.

Cost of sales increased by $2,870,000 or 26% and cash operating costs per ounce increased by $85 to $511 in 2007. The increased cost of sales was attributed to generally higher production costs, especially salaries, fuel, and electricity costs. Royalties and production taxes increased by 16% as gold ounces produced and sold increased over the same period in the previous fiscal year.

In the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine entered into commercial production. As such, all subsequent gold ounces sold from the deposit are being recognized in revenue. Additionally, the capitalized cost of the deposit is now being depreciated over ounces produced thereby increasing depreciation and depletion expenses by 12% in the nine months ended September 30, 2007.

Bellavista Mine

	Three months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	4,136	8,400	(4,264)	(51%)
Average realized gold price ($/ounce)	$668	$613	$55	9%

Cash operating costs ($/ounce)	$350	$363	($13)	(4%)
Total cash costs ($/ounce)	$361	$376	($15)	(4%)
Tonnes mined	84,593	404,630	(320,037)	(79%)
Ore grade (g/tonne)	1.67	1.41	0.26	18%
Gold produced (ounces)	3,818	8,102	(4,284)	(53%)

($ in thousands)
Sales	$2,761	$5,149	$(2,388)	(46%)

Cost of sales	1,449	3,052	(1,603)	(53%)
Royalties and production taxes	43	104	(61)	(59%)
Depreciation and depletion	790	1,091	(301)	(28%)
Accretion	306	10	296	2,960%
	$2,588	$4,257	$(1,669)	(39%)

Income from mining operations	$173	$892	$(719)	(81%)

On July 25, 2007, Glencairn suspended all mining activities at the Bellavista Mine due to ground movements in the heap leach pad. Residual gold ounces were recovered from the heap leach up until the end of August 2007, at which point all activities were ceased. Sales from the Bellavista Mine decreased $2,388,000 or 46% compared to the same quarter in the previous fiscal period. The mine sold 4,264 less ounces than in the comparable period in 2006.

The lack of mining activity and decrease in ounces produced resulted in a decrease in cost of sales of $1,603,000 or 53% as well as a corresponding decrease in cash operating costs per ounce of $13 to $350 in 2007. As costs pertaining to production declined in the third quarter of 2007, the mine began incurring care and maintenance costs for activities related to the upkeep of the mine and expenditures relating to the investigation of the ground movement and rinsing of the heap leach pads. These costs have been classified as care and maintenance expenses and are not reflected in the above figures.

The ounces sold in the third quarter of 2007 declined 51%, which correlated with a decline of 59% in royalties and production taxes. Depreciation and depletion charges also declined due to the decrease in ounces produced and sold and less capital investment when compared to the same period in 2006.

As a result of the cessation of mining activities during the quarter and the unlikelihood of the mine reopening, a write-down of $43,512,000 was recognized on property, plant and equipment. Product and supplies inventories were also written-down by $9,118,000 and $1,167,000, respectively. Product inventory consisted of the cost of the gold on the heap leach pad which is no longer recoverable due to cessation of operations.

Bellavista Mine	Nine months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	22,996	32,000	(9,004)	(28%)
Average realized gold price ($/ounce)	$658	$590	$68	12%

Cash operating costs ($/ounce)	$388	$300	$88	29%
Total cash costs ($/ounce)	$399	$312	$87	28%
Tonnes mined	858,643	1,152,355	(293,712)	(25%)
Ore grade (g/tonne)	1.57	1.57	0.0	0%
Gold produced (ounces)	22,877	30,479	(7,602)	(25%)

($ in thousands)
Sales	$15,139	$18,896	$(3,757)	(20%)

Cost of sales	8,921	9,611	(690)	(7%)
Royalties and production taxes	257	377	(120)	(32%)
Depreciation and depletion	4,432	3,879	553	14%
Accretion	327	29	298	(1,028%)
	$13,937	$13,896	$41	0%

Income from mining operations	$1,202	$5,000	$(3,798)	(76%)

On July 25, 2007, Glencairn suspended all mining activities at the Bellavista Mine due to ground movements. Residual gold ounces were recovered from the heap leach up until the end of August 2007, at which point all activities were ceased. As such, only residual gold ounces were recovered from the heap leach during the third quarter of 2007 thereby decreasing the nine month comparative figure with the previous fiscal year.

Sales from the Bellavista Mine decreased by $3,757,000 or 20% in the nine months ended September 30, 2007 compared to 2006. Even though the average realized gold price in 2007 was $68 per ounce, or 12%, higher than in 2006, the mine sold 9,004 ounces less than in the comparable period of 2006. The decrease in ounces sold was mainly attributable to the suspension of mining activities in July 2007.

Cost of sales decreased by $690,000 or 7% and cash operating costs per ounce increased by $88 to $388 in 2007. The effect of lower sales volumes and the fixed nature of many production costs resulted in a higher than expected cost of sales. Additionally, production delays due to heavy rains and plugged collection tubes in the second quarter of 2007 contributed to higher costs for the nine month period. The increase in cash operating costs per ounce of 29% over the same period in the previous fiscal period was a result of the significant decrease in gold ounces sold resulting from the shut-down of mining activities since the beginning of the third quarter of 2007. Management intends to start remediation of the site during 2008 and expects the remediation project to last for at least four years. The costs for this project have been revised to $7,520,000 due to accelerated timing and the current state of the property.

As ounces sold in the nine months ended September 30, 2007 declined 28%, a reduction of 32% was reflected in royalties and production taxes. Although ounces of gold produced declined in the nine months ended September 30, 2007, the depreciation base increased due to the milling circuit reaching commercial production in the first half of 2007. This resulted in an increase in depreciation and depletion expenses of $553,000 or 14%.

As a result of the cessation of mining activities during the third quarter and the unlikelihood of the mine reopening, a write-down of $43,512,000 was recognized on property, plant and equipment. Product and supplies inventories were also written-down by $9,118,000 and $1,167,000, respectively.

Libertad Mine

	Three months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	1,454	5,819	(4,365)	(75%)
Average realized gold price ($/ounce)	$677	$615	$62	10%

Cash operating costs ($/ounce)	$795	$884	($89)	(10%)
Total cash costs ($/ounce)	$834	$914	($80)	(9%)
Tonnes mined	-	278,119	(278,119)	(100%)
Ore grade (g/tonne)	-	1.58	(1.58)	(100%)
Gold produced (ounces)	1,485	6,036	(4,551)	(75%)

($ in thousands)
Sales	$984	$3,580	$(2,596)	(73%)

Cost of sales	1,156	5,144	(3,988)	(78%)
Royalties and production taxes	57	176	(119)	(68%)
Depreciation and depletion	244	810	(566)	(70%)
Accretion	24	17	7	41%
	$1,481	$6,147	$(4,666)	(76%)

Loss from mining operations	$(497)	$(2,567)	$2,070	(81%)

Glencairn acquired the Libertad Mine in July of 2006. Since that time, Glencairn decreased the cost of gold production significantly, but not by an amount to make the operation profitable. The Company suspended operations on March 31, 2007. Since that time, only residual gold ounces were being recovered from the heap leach pads. Production will cease completely in the fourth quarter of 2007.

The decline in cost of sales, royalties and production taxes, and deprecation and depletion is correlated with the decline in sales revenue.

The Company undertook an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the final report received during the third quarter of 2007 from this work has resulted in final values being allocated to tangible assets and liabilities.

Libertad Mine

	Nine months ended September 30
	2007	2006*	Change	% Change

Gold sold (ounces)	15,747	5,819	9,928	171%
Average realized gold price ($/ounce)	$658	$615	$43	7%

Cash operating costs ($/ounce)	$578	$884	($306)	(35%)
Total cash costs ($/ounce)	$610	$914	($304)	(33%)
Tonnes mined	366,113	278,119	87,994	32%
Ore grade (g/tonne)	1.97	1.58	0.39	25%
Gold produced (ounces)	14,631	6,036	8,595	142%

($ in thousands)
Sales	$10,361	$3,580	$6,781	189%

Cost of sales	9,098	5,144	3,954	77%
Royalties and production taxes	514	176	338	192%
Depreciation and depletion	2,232	810	1,422	176%
Accretion	69	17	52	306%
	$11,913	$6,147	$5,766	94%

Loss from mining operations	$(1,552)	$(2,567)	$1,015	(40%)

*The comparative information presented for 2006 only contains data for the period July 6, 2006 to September 30, 2006, after Glencairn took over ownership of the mine.

Glencairn acquired the Libertad Mine in July of 2006. The site sold 12,146 ounces during the first quarter but at high cash operating costs. Management suspended operations on March 31, 2007 while the Company started a project to convert the site to a conventional milling circuit. Subsequent recoveries of gold ounces were from residual heap leaching. Gold production and revenue will cease during the fourth quarter of 2007.

The Company undertook an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the final report received during the third quarter of 2007 from this work has resulted in changes to the value allocated to tangible assets and liabilities.

Expenses and Other Income

Three months ended September 30, 2007

	Three months ended September 30
	2007	2006	Change	% Change

General and administrative	$1,835	$1,118	$717	64%
Bellavista Mine write-down	53,797	-	53,797	-%
Care and maintenance Stock options	2,287 270	- 803	2,287 (533)	-% (66%)
Exploration	584	137	447	326%
Other (income) expense	858	243	615	253%
Non-controlling interest	(8)	-	(8)	-%
	$59,623	$2,301	$57,322	2,491%

General and administrative expenses increased $717,000 or 64% over the same period in the previous year and includes $641,000 spent in the third quarter of 2007 on engineering costs, consulting fees and other expenditures related to the Libertad Mine mill project. Engineering and administrative costs relating to this project will be expensed until a positive final feasibility study is available for this project. The increases of the Libertad mill expenditures were partially offset by a $109,000 reduction in salaries and benefits. This was a direct result of a program of cost-cutting implemented in the third quarter of 2007.

Glencairn identified a ground movement problem in the heap leach pad occurring at its Bellavista Mine during the third quarter of 2007. Since that time, mining activities were suspended while management brought in third-party consultants to evaluate and assess the viability of a cost feasible solution. On September 30, 2007, property, plant and equipment at the Bellavista Mine were written-down to their estimated recoverable values due to the ongoing uncertainty of the mine resuming operations in the foreseeable future. A write-down of $43,512,000 was recorded against property, plant and equipment. The carrying value after the write-down reflects management’s best estimate of the residual value of the mining property. In addition, product and supplies inventories were written-down by $9,118,000 and $1,167,000, respectively.

Care and maintenance costs of $631,000 incurred at the Libertad Mine were incurred to maintain a proper state of upkeep while mining operations were suspended. These costs primarily relate to the maintenance of a basic administrative function as well as expenditures on electricity, property holding costs, and caretaking activities. Also included in care in maintenance were costs of $1,656,000 not directly related to the production of gold at the Bellavista Mine.

Stock options expense decreased by $533,000 or 66% over the same period in the previous fiscal year. During the third quarter of 2007, 150,000 options were granted. Glencairn amended its vesting policy in the third quarter of 2006 whereby options would vest over an 18 month period. Previous to the third quarter of 2006, options vested on the grant date. Total stock-based compensation amounted to $270,000 as a result of vesting options.

In the third quarter of 2007, exploration expenses were $584,000. These costs relate mainly to work being performed on the feasibility study for the Libertad Mill project. In late 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations. The exploration program resumed in the third quarter of 2006 after the acquisition of the Libertad Mine, and the Cerro Quema and Mestiza properties in the third quarter of 2006.

In the third quarter of 2007 the Company made a decision to dispose of all non-core assets and liquidated a significant portion of its marketable security holdings. A gain of $829,000 was recognized, for proceeds of $1,223,000, on the disposition of the securities. These gains on the sale of marketable securities were included in other income.

Other components of income and other expenses included: interest and other miscellaneous gains of $136,000; $1,104,000 in losses from the settlement of various litigation matters, most notably the Blue Hill litigation. In August 2007, the Company reached a final settlement of litigation in both the State of Maine and in Ontario regarding remediation of the Blue Hill site in Maine. The Company has expensed an amount of $1,000,000 relating to this settlement. The Company has also recorded a provision of $847,000 related to uncollectible tax receivables.

Non-controlling interest represents 40% of Cerro Quema owned by a minority interest.

Nine months ended September 30, 2007

	Nine months ended September 30
	2007	2006	Change	% Change

General and administrative	$4,655	$3,249	$1,406	43%
Bellavista Mine write-down	53,797	-	53,797	-%
Care and maintenance Stock options	3,052 933	- 1,017	3,052 (84)	-% (8%)
Exploration	1,761	237	1,524	643%
Other expense (income)	(6,189)	(187)	(6,002)	(3,210%)
Non-controlling interest	(91)	-	(91)	-%
	$57,918	$4,316	$53,602	1,242%

General and administrative expense increased by $1,406,000 or 43% over the same period in the previous fiscal year. Of this increase, $995,000 was spent in 2007 on engineering, consulting and other expenditures related to the assessment and preparation of a scoping and feasibility study for a conventional milling circuit at the Libertad Mine. Management’s active cost control plans resulted in decreases to salaries and benefits, legal fees, investor relations expenditures, and travel costs totaling approximately $575,000.

Stock options expense decreased by $84,000 over the same period in the previous fiscal year. As part of Glencairn’s compensation program, stock options are granted to employees and directors from time-to-time. During the nine months ended September 30, 2007, a total of 3,931,000 stock options were granted and the Company recognized an expense of $933,000 using the Black-Scholes option pricing model.

Exploration expense increased by $1,524,000 in 2007 compared with 2006. Nicaraguan exploration activities were suspended from November 2005 to August 2006. In July of 2006, the Company acquired the Libertad Mine and Cerro Quema property and closed a financing that provided the funds to resume exploration work on the properties. Exploration work in the first half of 2007 consisted mainly of drilling at Libertad, exploration drilling and trenching at Limon and Mestiza, and ongoing holding costs. Exploration activities during the third quarter of 2007 were necessary to support the Libertad Mill feasibility report. The balance in 2006 consisted mainly of land holding costs.

Other income totalled $6,189,000 in 2007, an increase of $6,002,000 from 2006. The Company earned interest and other gains totalling $615,000. Glencairn sold marketable securities during the first nine months of 2007 resulting in a gain of $960,000. During the second quarter, the Company recorded a combined gain of $6,548,000 from the receipt of 2,500,000 Independent Nickel Corp. shares valued at Cdn$0.79 per share and cash of $4,694,000 (Cdn$5,000,000) related to the sale of Glencairn’s sliding scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% net smelter royalty on the Lynn Lake property, both located in Manitoba. The Company incurred interest charges of $313,000 on a long-term debt which was fully repaid on June 30, 2007. The Company recorded $1,104,000 related to the settlement of the Blue Hill litigation in Maine and other smaller lawsuits stemming from the Nicaraguan operations. The Company has also recorded a provision of $847,000 related to uncollectible tax receivables.

Non-controlling interest represents 40% of Cerro Quema owned by a minority interest.

Cash Flows

Three months ended September 30, 2007

Operating activities used $4,598,000 in 2007, compared to $2,978,000 in 2006. Since the Libertad Mine ceased mining operations earlier in the year, only 1,454 ounces of gold were sold from the continued leaching in the third quarter. Expenditures were incurred at the Libertad Mine with respect to consulting and engineering costs related to the mill project and care and maintenance costs being incurred since the temporary cessation of mining activities. The Company’s Bellavista Mine also ceased operations during the quarter, selling 4,136 ounces gold from the residual leaching process. Amounts totalling $543,000 were expended on consulting and engineering costs to assess the ground movement situation during the third quarter. Since the cessation of mining operations on July 25, 2007, the mine started incurring care and maintenance costs. In August 2007, the Company settled the outstanding Blue Hill litigation for $1,000,000 and made an initial payment of $500,000 during the quarter and the final $500,000 was paid at the end of October 2007.

Glencairn extinguished its long-term debt obligation at June 30, 2007. Additionally, there were no exercises of stock options into common shares during the third quarter of 2007. Financing activities were nil for the quarter.

Investing activities consisted of $1,223,000 in proceeds from the sale of marketable securities in the third quarter in 2007. Acquisitions for property, plant and equipment used $2,592,000. The Limon Mine, Bellavista Mine, and Libertad Mine acquired assets totalling $460,000, $213,000 and $1,632,000, respectively. The Mestiza acquisition totalled $300,000 less minor dispositions. In the comparative period in 2006, investing activities utilized cash of $2,209,000. Of this balance, $283,000 was attributable to payments for the Mestiza property. The remaining balance consisted mainly of capitalized expenditures for the Bellavista Mine’s grinding mill.

Nine months ended September 30, 2007

Operating activities used $880,000 for the nine months ended September 30, 2007, compared to cash inflows of $1,107,000 in the same period in 2006. Operating cash flows decreased as mining costs increased in 2007, however, this was mitigated by an increase in the average realized selling price for gold increasing to $663 in 2007 from $597 in 2006. Cash outflows also included care and maintenance charges at the two non-operating mines totaling $3,052,000. The Libertad Mine mill project also resulted in cash payments totalling $995,000 in non-capital expenditures. In August 2007, the Company settled the outstanding Blue Hill litigation for $1,000,000 and made an initial payment of $500,000 during the quarter.

In 2007, financing activities used $2,185,000. This consisted of $2,500,000 expended on the repayment of a long-term debt which was partially offset by $315,000 received on the issuance of common shares. For the comparative period in 2006, Glencairn repaid $2,500,000 of the long-term debt and received $16,158,000 on the issuance of common shares.

Investing activities used $2,434,000 in 2007. Investments in property, plant, and equipment totalled $8,291,000. The Limon Mine, Bellavista Mine, and Libertad Mine acquired assets totalling $1,741,000, $1,589,000 and $4,667,000, respectively. Of the Libertad Mine expenditures, $4,899,000 was from payments for a used mill which is expected to be installed at the Libertad Mine in 2008. The Mestiza acquisition consisted of an option payment of $300,000 towards the purchase of the property. The Company received $4,694,000 in proceeds from the sale of Manitoba nickel royalties. Additionally, the Company sold marketable securities which generated net proceeds of $1,406,000. In early 2007, the Company had its Costa Rican bank accounts seized, which stemmed from the loss of an arbitration case. These bank accounts are currently unavailable for operations and have cash balances of approximately $243,000. In the comparative period in 2006, purchases and deferred costs relating to property, plant, and equipment were made in amounts totaling $1,390,000, $5,411,000, and $125,000 for the Limon Mine, Bellavista Mine, and Libertad Mine, respectively. Option payments of $230,000 were made towards the acquisition of the Mestiza property in the first nine months of 2006.

Liquidity and Capital Resources

The Company had cash of $4,068,000 (December 31, 2006 - $9,567,000) and working capital deficit of $2,576,000 at September 30, 2007 (December 31, 2006 - $13,634,000).

In February 2007, the Company announced its conversion/expansion program to install a conventional milling circuit at the Libertad Mine. A feasibility study is expected in the first quarter of 2008. At September 30, 2007, the Company has made payments totalling $4,899,000 on the acquisition of a used mill which will be re-assembled at the Libertad site. Additional amounts of $1,672,000 were paid to November 7, 2007. Future payments of $3,024,000, which includes costs of dismantling, shipping and principal component refurbishing, are committed for the used mill acquisition. Engineering and consultant fees to September 30, 2007 have totalled $995,000 for this project. The Libertad Mine was placed in care and maintenance mode at the beginning of the second quarter of 2007 and has incurred expenses of $1,396,000 for the nine month period ended September 30, 2007. Gold sales from the Libertad Mine were only 15,747 ounces for the period as a result of the cessation of mining activities on March 31, 2007. Only residual ounces will be recovered from the heap leach operation.

On July 25, 2007, Glencairn suspended mining operations at the Bellavista Mine in Costa Rica due to ground movements in the heap leach pad. After initial review by a number of external consultants, the Company believed that this movement was in part caused by water saturation due to abnormally high rain fall during the past several years. The results of engineering and consulting studies for a cost feasible solution have been ongoing and inconclusive. It is not likely the mine will resume operations in the foreseeable future. For the nine month period in 2007, 22,996 ounces of gold have been sold from the Bellavista Mine. As the residual heap leach operation ended August 31, 2007, there will not be any future gold production. Ongoing care and maintenance costs will be incurred. Reclamation activities for the site are anticipated to begin in 2008 and are estimated to take four years. Total undiscounted expenditures are expected to be approximately $7,520,000 over the next four years.

In June 2007, the Company closed an agreement with Independent Nickel Corp. (“INI”) to sell its sliding scale 1% - 3% net smelter return royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI. Under the terms of the purchase agreement, INI paid Cdn$5,000,000 in cash and issued 2,500,000 INI shares to Glencairn, in exchange for the two royalties. The shares are subject to a contractual escrow agreement and will be released on a graduated basis over two years.

During the first three quarters of 2007, and especially during the third quarter, Glencairn liquidated various holdings in marketable securities. Total proceeds of $1,406,000 were received in the disposition of shares. The remaining securities at September 30, 2007 have a market value of $1,916,000. Of this balance, 2,000,000 shares of Independent Nickel Corp. were subject to a contractual escrow agreement with the release of blocks of shares in intervals up to June 2009. In addition, 4,000,000 shares of Carlisle Goldfields Limited are also subject to a regulatory escrow agreement with the release of blocks of shares in intervals up to July 2008.

As a result of two of Glencairn’s three mines being placed in care and maintenance, there have been significant declines in gold production for the combined Company. In response to the situation, the Company has temporarily restricted exploration activities, reduced the number of employees, cut capital expenditure programs and eliminated discretionary expenditures. Cash on hand at September 30, 2007 and cash flows expected from operations, the sale of its Cerro Quema gold property and the cash proceeds received on the October 22, 2007 financing closing would not be sufficient to fund the Company’s ongoing and future expansion needs for the next twelve months if disinterested shareholder approval is not obtained on November 29, 2007.

On September 28, 2007, the Company entered into a letter of intent with Bellhaven Copper & Gold, Inc. to sell its interest in the Cerro Quema advanced development project located in Panama for aggregate consideration of $6,000,000, payable as follows: (i) an initial payment of $100,000 upon entering into the letter of intent; (ii) $400,000 paid at closing of the transaction; (iii) $2,500,000 within 30 days of the closing; (iv) $1,000,000 on June 30, 2008; and (v) $2,000,000 on December 31, 2008. This sale closed on October 31, 2007.

On October 22, 2007 the Company closed a private placement financing for gross proceeds of Cdn$26,050,000. A syndicate of underwriters, purchased 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until October 22, 2010.

The proceeds from the sale of the subscription receipts will be held in escrow pending satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the subscription receipts. Upon satisfaction of such conditions, each subscription receipt will be automatically converted into one unit (without any further action by the holders thereof, including payment of additional consideration). If such conditions are not satisfied by December 31, 2007, the Company will repurchase the subscription receipts at a redemption price per subscription receipt equal to the issue price of Cdn$0.15 plus interest.

The net proceeds from the sale of the non-core Cerro Quema property and the financing will be used by the Company for development of the Libertad Mine, resumption of an exploration program on the Company’s mineral properties, and for general working capital purposes.

The company does not have any off balance sheet arrangements.

Related Party Transactions

During September 2007, 500,000 shares of Independent Nickel Corp. (“INI”) were sold to a company owned by the Chairman of Glencairn at the time of the transaction. These escrowed shares were sold at market value. A gain of $171,000 was recognized for the transaction and $213,000 in proceeds were received. This gain on sale of marketable securities is included in other income.

Outlook

Gold sales in 2007 are expected to be approximately 75,000 ounces at a cash operating cost of approximately $500 per ounce. The decrease from an earlier production estimate of 90,000 to 105,000 ounces is attributable to the suspension of operations at the Bellavista Mine on July 25, 2007. Many production inputs, such as fuel and hydro have been increasing over the past few years but gold prices have increased significantly more and are predicted by many analysts to increase beyond current levels.

The Company temporarily suspended mining operations at the Libertad Mine effective March 31, 2007, until such time as a conventional mill circuit is commissioned. In July 2007, Glencairn exercised an option agreement with a third-party vendor to purchase a previously owned and operated mill. The Company has made payments of $6,571,000 to date towards the purchase of this mill, of which, $1,672,000 was paid in October 2007. Additional future payments of $3,024,000, which includes costs of dismantling, shipping and principal component refurbishing, are committed for the used mill acquisition. It is expected that the total cost of the project including the feasibility study will be between $25 and $30 million dollars however final numbers will only be known once the feasibility study is completed. In opting to refurbish an existing mill as opposed to acquiring a new one, the Company is optimistic that the Libertad Mine can be returned to full production in a shorter time frame and at a lower capital cost. A mill operation is expected to result in higher recovery rates and lower costs per ounce compared to heap leaching. Dismantling of the mill from its current site is expected to be completed early in the fourth quarter and re-assembly in Libertad would be done, expected in 2008. Completion of the Libertad mill plan is dependent on completion of the announced financing and permits being obtained on a timely basis.

The Company suspended mining operations at the Bellavista Mine on July 25, 2007, due to ground movements in the heap leach pad, which were believed to be in part caused by water saturation due to abnormally high rainfall during the past several years. Extensive ground monitoring was undertaken along with rinsing of the cyanide solution from the heap leach pad. Sampling of solution discharge from the heap leach pad as well as solid sampling of the leach pad has confirmed that cyanide concentrations have been reduced to acceptable levels that pose no threat to the environment. It is not likely that the Bellavista Mine will resume operations. The Company anticipates reclamation activities on the property to commence in the following fiscal year.

As a result of the cessation of activities at two of the Company’s three operating mines, an aggressive cost control program was implemented which included the suspension of all exploration activities, reducing the number of employees, cutting planned capital expenditures, where possible, and elimination of discretionary expenditures. Cash on hand at September 30, 2007 and cash flows expected from operations, the sale of its Cerro Quema gold property and the cash proceeds received on the October 22 finance closing would not be sufficient to fund the Company’s ongoing and future expansion needs for the next twelve months if disinterested shareholder approval is not received on November 29, 2007. In October 2007, the Company made the $500,000 final payment in the Blue Hill litigation.

In January 2007, the Company and the Province of Manitoba reached an agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of Cdn$2,000,000 in four annual payments commencing when the formal agreement is signed. Final documentation is in progress. Until signing of the formal agreement, ongoing water treatment costs will be shared between the Company and the Manitoba government.

During October 2007, the Company announced a restructuring program which resulted in or contemplates the following:

•

The Cerro Quema property was sold for $6,000,000 in a transaction that closed on October 31, 2007. Of this amount, $100,000 was received on acceptance of the offer, $400,000 was received on October 31, 2007, and the remaining $5,500,000 will be received in three payments, up to December 31, 2008. All amounts are non-refundable once paid.

•

On October 22, 2007, the Company closed a private placement financing for gross proceeds of Cdn$26,050,000, of which Cdn$5,672,000 was received and Cdn$19,269,000 was held in escrow and will be released upon shareholder approval. A syndicate of underwriters purchased 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until October 22, 2010. The proceeds from the sale of the subscription receipts will be held in escrow pending satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the subscription receipts. An additional 6,849,750 compensation warrants will be issued to the underwriters, with each compensation warrant being exercisable to acquire one unit of the Company, having the same attributes as the units being sold under the private placement. As a result of this offering and assuming all subscription receipts are exercised, Yamana will own 55,355,833 common shares of the Company, representing approximately 13.3% of the issued and outstanding common shares of the Company. As a result of this offering and assuming all subscription receipts are exercised, Aberdeen International Inc. will own 46,333,001 common shares of the Company, representing approximately 11.2% of the issued and outstanding common shares of the Company.

•	The appointment of Messrs. Stan Bharti, George Faught, and Joe Milbourne to the Company’s Board of Directors and Mr. Stan Bharti as Chairman of the Board.
•	The resignation of Messrs. Donald Charter, Ian McDonald and Kerry Knoll from the Board of Directors.
•	Dr. Bill Pearson P.Geo., joining the Company as Executive Vice President, Exploration, effective October 01, 2007.
•	A capital restructuring through a share consolidation on a seven-for-one basis.
•	A change in the Company’s name to Central Sun Mining Inc.

The Company has scheduled a special meeting of its shareholders to be held on November 29, 2007. At this meeting, the Company intends to seek shareholder approval to (i) change its name to reflect its new strategic plan; (ii) consolidate its outstanding common shares on a seven-for-one basis; and (iii) complete the subscription receipt portion of the above-mentioned private placement which is over and above the maximum allowed by the Toronto Stock Exchange without obtaining shareholder approval.

Significant Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated. See the Company’s financial statements for full disclosure.

Summary of Quarterly Results

(in thousands except per share amounts)

	2007 Q3	2007 Q2	2007 Q1	2006 Q4

Sales	$9,072	$14,313	$20,297	$14,123
Net income (loss)	$(60,238)	$3,260	$(1,173)	$(8,045)
Income (loss) per share – basic
and diluted	$(0.25)	$0.01	$0.00	$(0.05)

	2006 Q3	2006 Q2	2006 Q1	2005 Q4

Sales	$14,075	$12,441	$11,511	$5,766
Net income (loss)	$(3,182)	$2,051	$1,770	$(1,463)
Income (loss) per share - basic and diluted	$(0.01)	$0.01	$0.01	$(0.01)

Non-GAAP Performance Measures

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Cash Operating Cost per ounce:

	Three months ended September 30
	2007				2006
	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$4,947	$1,449	$1,156	$7,552	$3,830	$3,052	$5,144	$12,026
Gold sales (ounces)	7,678	4,136	1,454	13,268	8,568	8,400	5,819	22,787
Cash operating cost per ounce	$644	$350	$795	$569	$447	$363	$884	$528

Total Cash Cost per ounce:

	Three months ended September 30
	2007				2006
	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$4,947	$1,449	$1,156	$7,552	$3,830	$3,052	$5,144	$12,026
Royalties and production taxes	305	43	57	405	350	104	176	630

Cost base for calculation	$5,252	$1,492	$1,213	$7,957	$4,180	$3,156	$5,320	$12,656

Gold sales (ounces)	7,678	4,136	1,454	13,268	8,568	8,400	5,819	22,787
Total cash cost per ounce	$684	$361	$834	$600	$488	$376	$914	$555

Cash Operating Cost per ounce:

	Nine months ended September 30
	2007				2006
	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$13,872	$8,921	$9,098	$31,891	$11,002	$9,611	$5,144	$25,757
Gold sales (ounces)	27,149	22,996	15,747	65,892	25,851	32,000	5,819	63,670
Cash operating cost per ounce	$511	$388	$578	$484	$426	$300	$884	$405

Total Cash Cost per ounce:

	Nine months ended September 30
	2007				2006
	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$13,872	$8,921	$9,098	$31,891	$11,002	$9,611	$5,144	$25,757
Royalties and production taxes	1,119	257	514	1,890	965	377	176	1,518

Cost base for calculation	$14,991	$9,178	$9,612	$33,781	$11,967	$9,988	$5,320	$27,275

Gold sales (ounces)	27,149	22,996	15,747	65,892	25,851	32,000	5,819	63,670
Total cash cost per ounce	$552	$399	$610	$513	$463	$312	$914	$428

Outstanding Share Data

The following common shares and convertible securities were outstanding at November 7, 2007:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				281,321,698
Warrants	Oct. 22/10	0.18	20,000,000	20,000,000
Subscription Receipts	N/A1	N/A	133,670,000	133,670,000
Warrants on above	N/A1	N/A	66,835,000	66,835,000
Warrants	Nov. 26/08	1.25	33,842,220	33,842,220
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants [2]	Oct. 22/09	0.15	6,849,750	6,849,750
Warrants on above	Oct. 22/10	0.18	3,424,875	3,424,875
Agents’ warrants [2]	Dec. 22/07	0.38	790,000	790,000
Agents’ warrants [2]	Jul. 06/08	0.64	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Nov. 8/07 to Jul 12/12	0.23 to 1.17	17,217,999	17,217,999

				581,651,542

Note 1: The subscription receipts will be automatically exchanged into one common share and one half-share purchase warrant on satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the subscription receipts.

Note 2: The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis of Financial Position and Operating Results contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that a solution to the ground movement at Bellavista be found, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

November 7, 2007

Glencairn Gold Corporation

Consolidated Balance Sheets

(unaudited)

(US Dollars and in thousands, except per share amounts)

		September 30	December 31
	Note	2007	2006
Assets
Current
Cash		$4,068	$9,567
Marketable securities	2,5	1,916	105
Accounts receivable and prepaids	10	2,498	5,300
Product inventory	6	1,754	8,797
Supplies inventory		5,769	5,193
		16,005	28,962
Deferred financing costs	7	-	178
Restricted cash	10	838	595
Property, plant and equipment	9	36,326	75,625
Property held for sale	10	1,867	-
		$55,036	$105,360

Liabilities
Current
Accounts payable and accrued liabilities	10	$13,031	$11,674
Income taxes payable		1,865	-
Current portion of long-term debt	11	-	2,500
Current portion of asset retirement obligations	12	3,685	1,154
		18,581	15,328
Asset retirement obligations	12	5,954	2,895
Non-controlling interest		-	91
		24,535	18,314

Shareholders’ Equity
Warrants	13	8,125	8,130
Agent’s options	14	673	673
Contributed surplus	15	7,432	6,511
Common shares	16	93,619	93,287
Deficit		(79,706)	(21,555)
Accumulated other comprehensive income	2	358	-
		30,501	87,046
		$55,036	$105,360

Nature of operations, basis of presentation

and going concern	1

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Period ended September 30

(unaudited)

(US Dollars and in thousands, except per share amounts)

Consolidated Statements of Operations

		Three months ended September		Nine months ended September
	Note	2007	2006	2007	2006

Sales		$9,072	$14,075	$43,682	$38,027

Cost of sales		7,552	12,026	31,891	25,757
Royalties and production taxes		405	630	1,890	1,518
Depreciation and depletion		1,366	2,251	7,772	5,684
Accretion expense	12	364	49	497	113

		9,687	14,956	42,050	33,072

Income (loss) from mining operations		(615)	(881)	1,632	4,955

Expenses and other income
General and administrative		1,835	1,118	4,655	3,249
Bellavista Mine write-down	8, 9	53,797	—	53,797	—
Care and maintenance	8, 9(c)	2,287	—	3,052	—
Stock options	15	270	803	933	1,017
Exploration	10	584	137	1,761	237
Other (income) expense	4	858	243	(6,189)	(187)
Non-controlling interest		(8)	—	(91)	—

		59,623	2,301	57,918	4,316

Income (loss) before income taxes		(60,238)	(3,182)	(56,286)	639
Income tax expense		—	—	1,865	—

Net income (loss) for the period		$(60,238)	$(3,182)	$(58,151)	$639

Net income (loss) per share - basic and diluted		$(0.25)	$(0.01)	$(0.24)	$0.00

Weighted average number of shares outstanding		241,322	231,982	241,123	192,151

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Period ended September 30

(unaudited)

(US Dollars and in thousands, except per share amounts)

Consolidated Statements of Comprehensive Income

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Net income (loss) for the period	$(60,238)	$(3,182)	$(58,151)	$639

Other comprehensive income
Unrealized gains (losses) on
available-for-sale securities, net of tax	(494)	—	804	—
Reclassification adjustment for gains,
included in net income	(829)	—	(960)	—

Total other comprehensive loss	(1,323)	—	(156)	—

Total comprehensive income (loss)	$(61,561)	$(3,182)	$(58,307)	$639

Consolidated Statements of Deficit

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Balance, beginning of period	$(19,468)	$(10,328)	$(21,555)	$(14,149)
Net income (loss) for the period	(60,238)	(3,182)	(58,151)	639

Balance, end of period	$(79,706)	$(13,510)	$(79,706)	$(13,510)

Consolidated Statements of Accumulated Other Comprehensive Income

	Three months ended September 30, 2007	Nine months ended September 30, 2007

Balance, beginning of period	$1,681	$—
Cumulative impact of accounting changes relating to
financial instruments	—	514

Adjusted balance, beginning of period	1,681	514
Other comprehensive income
Net change in unrealized gains (losses) on
available-for-sale securities	(1,323)	(156)

Balance, end of period	$358	$358

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Consolidated Statements of Cash Flow
Period ended September 30

(unaudited)

(US Dollars and in thousands, except per share amounts)

		Three months ended September		Nine months ended September
	Note	2007	2006	2007	2006

Operating activities
Net income (loss)		$(60,238)	$(3,182)	$(58,151)	$639
Asset retirement obligations settled	12	(409)	(120)	(544)	(263)
Items not affecting cash:
Bellavista Mine write-down	8,9	53,797	—	53,797	—
Depreciation and depletion		1,366	2,493	7,772	5,926
Income tax expense		—	—	1,865	—
Accretion expense	12	364	49	497	113
Stock options	15,16	270	803	933	1,017
Gain on sale of marketable securities	4	(829)	—	(960)	(40)
Gain on sale of royalties	4	—	—	(6,548)	—
Gain on sale of property, plant and
equipment		—	—	—	(814)
Interest and finance fees	7	—	89	178	267
Non-controlling interest	3	(8)	—	(91)	—
Unrealized foreign exchange gain		(38)	10	(47)	3
Write-down of accounts and note receivable		862	—	862	60

		(4,863)	142	(437)	6,908
Change in non-cash working capital	17	265	(3,120)	(443)	(5,801)

Cash provided by (used in) operating activities		(4,598)	(2,978)	(880)	1,107

Financing activities
Repayment of long-term debt	11	—	(1,000)	(2,500)	(2,500)
Common shares issued	16	—	15,431	315	16,158

Cash provided by (used in) financing activities		—	14,431	(2,185)	13,658

Investing activities
Proceeds from sale of marketable securities		1,223	—	1,406	141
Increase in restricted cash		—	—	(243)	—
Purchase of property, plant and equipment	9	(2,592)	(2,485)	(8,291)	(7,223)
Proceeds from sale of royalties	4	—	—	4,694	—
Decrease in long term receivables		—	30	—	30
Net proceeds from sale of property, plant and
equipment		—	—	—	895
Excess of cash received on acquisition of Libertad/
Cerro Quema transaction costs	3	—	246	—	246

Cash used in investing activities		(1,369)	(2,209)	(2,434)	(5,911)

Increase (decrease) in cash and cash equivalents		(5,967)	9,244	(5,499)	8,854
Cash, beginning of period		10,035	6,409	9,567	6,799

Cash, end of period		$4,068	$15,653	4,068	$15,653

Supplemental cash flow information	17

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN

Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua, the Bellavista Mine in Costa Rica, and the Libertad Mine in Nicaragua. The company also has an option to acquire the Mestiza exploration property in Nicaragua.

On March 31, 2007, the Company suspended mining activities at the Libertad Mine and has made payments towards the acquisition of a conventional milling circuit. The mine continues to incur care and maintenance charges and revenues have significantly decreased since suspension.

On July 25, 2007, the Company suspended all mining and production activities at the Bellavista Mine due to concerns over ground movements in the heap leach pad. It is not likely the mine will resume operations. The Bellavista Mine has been on care and maintenance since this date and revenues from residual leaching of the pads ceased at the end of August 2007. Management intends to start remediation of the site during 2008 and expects the remediation project to last for at least four years. The costs for this project have been revised to $7,520,000 due to accelerated timing and the current state of the property.

As a result of the events during the year, the Company has temporarily suspended all exploration activities, reduced the number of employees, cut or deferred capital expenditures, where possible, and eliminated discretionary expenditures until such time a new financing was secured.

On October 22, 2007, the Company closed a private placement financing for gross proceeds of Cdn$26,050,000 (see details in Note 20 b)). Of this amount $19,269,000 is held in escrow for the Company pending receipt of disinterested shareholder approval. This shareholder vote is scheduled for November 29, 2007. If approval is not obtained by December 31, 2007, the Company will repurchase the subscription receipts at a redemption price per subscription receipt equal to the issue price of Cdn$0.15 plus interest.

Cash on hand at September 30, 2007 and cash flows expected from operations, the sale of its Cerro Quema gold property (see Note 20 c)) and the cash proceeds received on the closing of the October 22, 2007 financing would not be sufficient to fund the Company’s ongoing and future expansion needs for the next twelve months if disinterested shareholder approval is not received on November 29, 2007. While the Company believes it will get this approval, there can be no assurance it will be successful. Should disinterested shareholder approval not be granted, these circumstances would result in substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, and do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate. These adjustments could be material.

The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2006 except for those changes disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.	SIGNIFICANT ACCOUNTING POLICIES

a) New Accounting Standards

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges and related amendments to Handbook Section 3251, Equity. The Company adopted these standards and amendments prospectively; accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has included in these interim consolidated financial statements a Consolidated Statement of Comprehensive Income for the changes in these items during 2007, while the cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”), which is presented as a new category of shareholders’ equity on the Consolidated Balance Sheet.

Financial Instruments – Recognition and Measurement

CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement.

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the costs of the underlying instrument, when it is recognized, and amortized using the effective interest method. On January 1, 2007 the Company reclassified unamortized deferred financing costs of $178,000 to current portion of long-term debt as a result of adopting the new standards. Financing fees are amortized using the effective interest rate method over the life of the related debt instrument.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Impact upon adoption of CICA Handbook Sections 1530, 3855 and 3865

Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at January 1, 2007 and amounted to $514,000.

The Company had no hedging relationships existing prior to adopting Section 3865.

b) Future Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Handbook Section 1535 specifies the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Handbook Section 3862 and Handbook Section 3863 replace Handbook 3861, Financial Instruments – Disclosure and Presentation and revise and enhance financial instrument disclosure requirements and carry forward the previous presentation requirements.

The Company is currently assessing the impact of these future accounting standards on its consolidated financial statements.

3.	ACQUISITION OF CENTRAL AMERICAN MINE HOLDINGS AND RNC (PANAMA) LIMITED

On July 6, 2006 the Company acquired 100% of the common shares of Central American Mine Holdings Limited (“CAMHL”) and 100% of the common shares of RNC (Panama) Limited (“RNC Panama”) from Yamana Gold Inc. CAMHL indirectly owns 100% of the Libertad Mine; RNC Panama indirectly owns 60% of the Cerro Quema property. Consideration for the acquisition was 32,000,000 common shares of Glencairn valued at $20,889,000. Transaction costs totalled $324,000.

The allocation of the fair value of the consideration paid for the fair value of the identifiable assets and liabilities on the closing dates are set out below. The Company retained outside specialists to assist in determining the final fair value allocations for CAMHL and RNC Panama. The change from the original estimated fair value of assets acquired and liabilities assumed has been applied prospectively.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	CAMHL	RNC Panama	Total
Cash	$356	$-	$356
Other current assets	2,954	11	2,965
Mineral rights	16,178	1,867	18,045
Property, plant and equipment	4,745	-	4,745
Other assets	590	345	935
Total assets	$24,823	$2,223	$27,046

Current liabilities	4,732	8	4,740
Asset retirement obligations	1,278	-	1,278
Non-controlling interest	-	139	139
	6,010	147	6,157

	$18,813	$2,076	$20,889

During the third quarter of 2007, after receiving the final independent asset valuations from a third party, the Company finalized its accounting for the CAMHL and RNC Panama acquisitions. The excess of amounts assigned to net assets over the purchase price (“negative goodwill”) in the amount of $13,835,000 was allocated as a pro-rata reduction as follows:

CAMHL	Fair market value	Negative goodwill allocation	Carrying value

Mineral rights	$26,000	$9,822	$16,178
Property, plant and equipment	7,625	2,880	4,745
	$33,625	$12,702	$20,923

RNC Panama	Fair market value	Negative goodwill allocation	Carrying value

Mineral rights	$3,000	$1,133	$1,867

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

4.	OTHER (INCOME) EXPENSE

	Three months ended September 30		Nine months ended September 30

	2007	2006	2007	2006

Interest and other income	$(136)	$(127)	$(615)	$(215)
Gain on sale of marketable securities	(829)	-	(960)	(40)
Gain on sale of royalties (a)	-	-	(6,548)	-
Gain on sale of property, plant and
equipment (b)	-	-	-	(814)
Foreign exchange loss (gain)	(143)	56	(345)	(49)
Interest and finance fees	-	270	313	827
Legal settlements (c)	1,104	44	1,104	44
Write-down of accounts receivable	862	-	862	60
	$858	243	$(6,189)	$(187)

(a)	Sale of Manitoba Nickel Royalties

In June 2007, the Company completed the sale to Independent Nickel Corp. (“INI”) of its sliding scale 1-3% net smelter royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI.

Under terms of the purchase agreement, INI paid $4,694,000 (Cdn$5,000,000) in cash and issued 2,500,000 INI shares to Glencairn (see Note 5), in exchange for the two royalties.

(b)	Sale of Property, Plant and Equipment

In February 2006, the Company sold surplus land near the Bellavista Mine for $900,000. The gain on the sale, net of selling expenses, was $855,000.

(c)	Legal Settlements

In August 2007, Glencairn reached a final settlement of litigation in both the State of Maine and in Ontario regarding remediation of the Blue Hill site in Maine. Under this settlement, Glencairn has made an initial payment of $500,000 and will pay the $500,000 balance by October 31, 2007.

5.	MARKETABLE SECURITIES

The Company held the following marketable securities:

	September 30, 2007 Market Value		December 31, 2006 Book Value
	Shares	Amount	Shares	Amount

Independent Nickel Corp.	2,225	$1,093	500	$105
Carlisle Goldfields Limited	4,000	823	-	-
		$1,916		$105

These securities have been valued at closing prices on the relevant stock exchange, at September 30, 2007.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

At September 30, 2007, 2,000,000 shares of Independent Nickel Corp. are subject to a contractual escrow agreement. The release schedule is as follows:

Date	Number of Shares

March 21, 2008	200
June 23, 2008	350
September 22, 2008	350
December 22, 2008	350
March 23, 2009	350
June 22, 2009	400
2,000

At September 30, 2007, 4,000,000 shares of Carlisle Goldfields Limited are subject to a regulatory escrow agreement. The release schedule is as follows:

Date	Number of Shares

January 31, 2008	1,000
July 31, 2008	3,000
4,000

6.	PRODUCT INVENTORY

	September 30	December 31
	2007	2006

Recoverable gold on the heap leach pads (Note 8)	$-	$6,488
In-process inventories (Note 8)	1,017	1,052
Precious metals inventory	737	1,257
Total	$1,754	$8,797

7.	DEFERRED FINANCING COSTS
	September 30	December 31
	2007	2006

Financing costs	$768	$768
Accumulated amortization	(590)	(590)
Less: reclassification to current portion of long-term debt (Note 2(a))	(178)	-
	$-	$178

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

8.	BELLAVISTA MINE WRITE-DOWN

In each reporting period, the Company considers events that have occurred which may be indicative of an impairment in the value of long-lived assets, primarily mineral property, plant and equipment. A write-down is recognized when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected from its use and disposal; the write-down recognized is the amount by which the carrying amount of the asset exceeds its fair value.

On July 25, 2007, Glencairn announced that mining operations at the Bellavista Mine in Costa Rica were suspended due to ground movements in the heap leach pad. Glencairn took this measure until a full technical analysis is completed and a feasible remediation plan is completed.

A cost feasible solution has not been found. Accordingly, management has assessed that the fair value of the property is negligible, which has been determined using estimated discounted cash flows. In relation to this situation product inventories on the heap leach pad have also been deemed to be unrecoverable. Supplies inventories related to unusable parts of the operation have also been written down to lower of cost or market.

The following balances have been written-down:

Write-down

Product Inventory	$9,118
Supplies Inventory	1,167
Property, plant and equipment (Note 9)	43,512
$53,797

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30	December 31
	2007	2006

Producing properties:
Limon Mine, Nicaragua
Cost	$26,523	$24,781
Accumulated depreciation and depletion	(16,900)	(15,806)
	9,623	8,975
Bellavista Mine, Costa Rica (a)
Cost	55,021	47,395
Accumulated depreciation and depletion	(9,595)	(5,172)
Deferred stripping (b)	3,086	3,523
	48,512	45,746
Less: Write-down (Note 8)	(43,512)	-
	5,000	45,746
Libertad Mine, Nicaragua (c)
Cost	21,069	19,472
Accumulated depreciation and depletion	(4,890)	(2,627)
	16,179	16,845
Construction in process (d)	4,899	-
	21,078	16,845
Other properties:
Cerro Quema, Panama (Note 10)	-	3,698
Mestiza, Nicaragua (e)	582	304
	582	4,002
Corporate assets:
Cost	199	193
Accumulated depreciation	(156)	(136)
	43	57

	$36,326	$75,625

(a)	Bellavista Mine, Costa Rica (see Notes 1, 8)

As described in Note 8, the Company has determined that the carrying value of the Bellavista Mine is not recoverable as a result of the ongoing ground movement situation in the heap leach pad at the site. Accordingly, a write-down has been recognized during the period.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(b)	Deferred Stripping
	Three months ended September 30		Nine months ended September 30

	2007	2006	2007	2006

Balance, beginning of period	$3,142	$2,940	$3,523	$410
Costs deferred	-	6	-	2,619
Amortization	(56)	(60)	(437)	(143)
	3,086	2,886	3,086	2,886
Less: Write-down (Note 8)	(3,086)	-	(3,086)	-
Balance, end of period	$-	$2,886	$-	$2,886

Deferred stripping costs pertained to the Bellavista Mine.

(c)	Libertad Mine, Nicaragua

On March 31, 2007 activities at the Libertad Mine were suspended. The Company is converting to a conventional milling facility. The Libertad Mine will continue to incur care and maintenance costs until the conversion is completed.

(d)	Construction in process

During the quarter, the Company has made payments of $4,899,000 to a third party as part of the acquisition of a used mill facility for the Libertad Mine. Remaining payments of $2,696,000 will be required in future periods to complete the acquisition.

(e)	Mestiza, Nicaragua

On September 6, 2006, Glencairn signed an option agreement to acquire 100% of the Mestiza property in Nicaragua. The Company has since made payments totaling $530,000. The Company can complete the acquisition by making further cash installments totalling $1,603,000. The installments are due as follows:

Date	Amount

July 2008	$330
January 2009	100
July 2009	948
January 2010	225
$1,603

If management chooses at any time to not make any further installments, the property rights revert to the vendors.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

10.	PROPERTY HELD FOR SALE

On July 6, 2006, the Company acquired a 60% interest in the Cerro Quema property (see Note 3).

On September 28, 2007, the Company entered into a letter of intent with a third party to sell its interest in the Cerro Quema advanced development project for aggregate consideration of $6,000,000, payable as follows: $100,000 initial payment was made upon signing of the letter of intent; $400,000 at closing of the transaction; $2,500,000 within 30 days of closing; $1,000,000 on June 30, 2008; and, $2,000,000 on December 31, 2008. The transaction closed on October 31, 2007 (see Note 20(c)).

Net assets of the Cerro Quema property held for sale are as follows:

Amount

Current assets	$13
Restricted cash	345
Property	1,867
Current liabilities	(24)
$2,201

Included in net income for the three and nine month period ended September 30, 2007 was a loss from discontinued operations of $21,000.

11.	LONG-TERM DEBT

	September 30	December 31
	2007	2006

Total debt	$-	$2,500
Current portion	-	(2,500)
Long-term debt	$-	$-

On June 30, 2007, the long-term debt was fully repaid.

12.	ASSET RETIREMENT OBLIGATIONS

	Three months ended September 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$1,013	$616	$1,367	$1,051	$4,047
Liabilities settled	-	-	-	(409)	(409)
Accretion expense	17	306	23	18	364
Revision in estimated cash flows (a)	-	5,637	-	-	5,637
Balance, end of period	1,030	6,559	1,390	660	9,639
Less: current portion	-	(3,025)	-	(660)	(3,685)
	$1,030	$3,534	$1,390	$-	$5,954

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	Nine months ended September 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$979	$595	$1,321	$1,154	$4,049
Liabilities settled	-	-	-	(544)	(544)
Accretion expense	51	327	69	50	497
Revision in estimated cash flows (a)	-	5,637	-	-	5,637
Balance, end of period	1,030	6,559	1,390	660	9,639
Less: current portion	-	(3,025)	-	(660)	(3,685)
	$1,030	$3,534	$1,390	$-	$5,954

	Nine months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$915	$556	$-	$411	$1,882
Liabilities incurred	-	-	747	-	747
Liabilities settled	-	-	-	(263)	(263)
Accretion expense	48	29	17	19	113
Balance, end of period	963	585	764	167	2,479
Less: current portion	-	-	-	(167)	(167)
	$963	$585	$764	$-	$2,312

(a)

As a result of the Bellavista Mine’s ground movement situation, the resumption of mining activity is not likely (see Note 8). It is anticipated that reclamation activities will begin within the next 12 months and at higher costs than originally planned. As such, the timing and amount of future cash outflows from reclamation activities has been revised.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

13.	WARRANTS

A summary of the transactions in the warrant account in 2007 are as follows:

	Number of Warrants	Amount

At December 31, 2006	48,857	$8,130
Exercise of warrants	(15)	(5)
At September 30, 2007	48,842	$8,125

The following table summarizes further information about the warrants as follows:

Exercise Price	Number Outstanding at September 30, 2007	Expiry Date
(Cdn$)

$0.80	15,000	July 6, 2008
$1.25	33,842	November 26, 2008

14.	AGENT'S OPTIONS

There were no transactions in the agent’s options account for the period ended September 30, 2007:

	Number of Agent’s Options	Amount

At September 30, 2007	2,590	$673

15.	CONTRIBUTED SURPLUS

A summary of the transactions in the contributed surplus account in 2007 are as follows:

2007

At December 31, 2006	$6,511
Grant of employee stock options	933
Exercise of stock options	(12)
At September 30, 2007	$7,432

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

16.	COMMON SHARES

Glencairn is authorized to issue an unlimited number of common shares without nominal or par value.

A summary of the transactions in the common share account in 2007 are as follows:

	Number of Common Shares	Amount

At December 31, 2006	240,592	$93,287
Stock options exercised	715	310
Warrants exercised	15	22
At September 30, 2007	241,322	$93,619

On November 6, 2006, Glencairn amended its stock option vesting policy whereby stock options vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. The estimated fair value of these options are expensed over the options’ vesting period of 18 months and recorded as contributed surplus within shareholders’ equity.

The Company recognizes compensation costs associated with vested stock options based on the fair market value of the option on the date of the grant. Stock option expense of $270,000 for the three months ended September 30, 2007 (2006 - $803,000) and $933,000 for the nine month period (2006 - $1,017,000) was recognized. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model. During 2007, the following options were granted:

Grant on January 11, 2007:

Grant on January 11, 2007:

Quantity: Exercise price: Expected life in years: Risk free interest rate: Expected volatility: Dividend yield: Fair value:	90,000 $0.56 3 4.09% 59% 0% $18,000

Grant on March 23, 2007:

Quantity: Exercise price: Expected life in years: Risk free interest rate: Expected volatility: Dividend yield: Fair value:	3,591,000 $0.63 3 3.98% 58% 0% $794,000

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Grant on January 11, 2007:

Quantity: Exercise price: Expected life in years: Risk free interest rate: Expected volatility: Dividend yield: Fair value:	90,000 $0.56 3 4.09% 59% 0% $18,000

Grant on March 23, 2007:

Quantity: Exercise price: Expected life in years: Risk free interest rate: Expected volatility: Dividend yield: Fair value:	3,591,000 $0.63 3 3.98% 58% 0% $794,000

Grant on June 1, 2007:

Quantity: Exercise price: Expected life in years: Risk free interest rate: Expected volatility: Dividend yield: Fair value:	100,000 $0.69 3 4.66% 57% 0% $25,000

Grant on July 12, 2007:

Quantity: Exercise price: Expected life in years: Risk free interest rate: Expected volatility: Dividend yield: Fair value:	150,000 $0.57 3 4.66% 56% 0% $39,000

A summary of the stock option transactions in 2007 are presented below:

	Number of Options	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2006	16,449	$0.69
Forfeited / Expired	(1,612)	0.79
Exercised	(715)	0.48
Granted	3,931	0.63
At September 30, 2007	18,053	$0.67

The following table summarizes information about the stock options outstanding as at September 30,

2007:

			Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding at September 30, 2007	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at September 30, 2007	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)		(Cdn$)

$0.23 to $0.50	1,900	2.5	$0.44	1,900	$0.44
$0.55 to $0.95	16,120	3.1	0.70	12,537	0.72
$1.17	33	0.1	1.17	33	1.17
$0.23 to $1.17	18,053	3.0	$0.67	14,470	$0.69

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital:

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Accounts receivable and prepaids	$2,002	$692	$1,970	$(615)
Note receivable	-	123	-	123
Product inventory	(404)	(1,421)	(2,000)	(2,401)
Supplies inventory	(556)	(236)	(1,742)	(556)
Accounts payable and accrued liabilities	(777)	(2,278)	1,329	(2,352)
	$265	$(3,120)	$(443)	$(5,801)

Operating activities included the following cash payments:

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Interest paid	$-	$145	$135	$524

18.	RELATED PARTY TRANSACTIONS

During the three and nine month periods ended September 30, 2007, office administration fees of $nil and $56,000, respectively (2006 - $40,000 and $163,000, respectively) were recovered from Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.), a company related through certain common directors and management, for rent and various administrative services provided by Glencairn.

During September 2007, Glencairn sold 500,000 escrowed shares of Independent Nickel Corp. (“INI”) to a company owned by the Chairman of Glencairn at the time of the transaction. The shares were sold at market value at Cdn$0.44 per share for aggregate consideration of Cdn$220,000. The shares sold had a prospectus exemption and were subject to restrictions on transfer until October 22, 2007.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

19.	SEGMENT INFORMATION

The Company is organized into four operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Libertad Mine (Nicaragua) and “Other”. The Other segment includes: Cerro Quema property, Mestiza property, Keystone Mine (ceased operations in April 2000), and corporate operations. The Company evaluates performance based on net income or loss. The Company’s segments are summarized in the following tables:

(i)	Segment Balance Sheets

	Three months ended September 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$460	$213	$1,632	$287	$2,592

	Three months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$664	$1,411	$125	$285	$2,485

	Nine months ended September 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$1,741	$1,589	$4,667	$294	$8,291

	Nine months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$1,390	$5,411	$125	$297	$7,223

	As at September 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Cash	$126	$194	$33	$3,715	$4,068
Other current assets	6,943	372	1,657	2,965	11,937
Property, plant and equipment	9,623	5,000	21,078	625	36,326
Other non-current assets	-	493	-	2,212	2,705
Total assets	$16,692	$6,059	$22,768	$9,517	$55,036

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	As at December 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Cash	$360	$735	$283	$8,189	$9,567
Other current assets	6,096	7,673	3,494	2,132	19,395
Property, plant and equipment	8,975	45,746	16,845	4,059	75,625
Other non-current assets	-	250	-	523	773
Total assets	$15,431	$54,404	$20,622	$14,903	$105,360

ii)	Segment Statements of Operations

	Three months ended September 30, 2007
	Limon Mine	Bellavista Mine*	Libertad Mine	Other	Total

Sales	$5,327	$2,761	$984	$-	$9,072
Cost of sales	4,947	1,449	1,156	-	7,552
Royalties and production taxes	305	43	57	-	405
Depreciation and depletion	322	790	244	10	1,366
Accretion expense	17	306	24	17	364
	5,591	2,588	1,481	27	9,687
Income (loss) from mining operations	(264)	173	(497)	(27)	(615)
Expenses and other income
General and administrative	-	-	641	1,194	1,835
Bellavista Mine write-down (Note 8)	-	53,797	-	-	53,797
Care and maintenance (Note 9)	-	1,656	631	-	2,287
Stock options	-	-	-	270	270
Exploration	95	-	269	220	584
Other (income) expense	566	(22)	335	(21)	858
Non-controlling interest	-	-	-	(8)	(8)
	661	55,431	1,876	1,655	59,623
Net loss for the period	$(925)	$(55,258)	$(2,373)	$(1,682)	$(60,238)

* Refer to Note 8.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	Three months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other		Total

Sales	$5,346	$5,149	$3,580	$-		$14,075
Cost of sales	3,830	3,052	5,144	-		12,026
Royalties and production taxes	350	104	176	-		630
Depreciation and depletion	339	1,091	810	11		2,251
Accretion expense	16	10	17	6		49
	4,535	4,257	6,147	17		14,956
Income (loss) from mining operations	811	892	(2,567)	(17)		(881)
Expenses and other income
General and administrative	-	-	-	1,118		1,118
Stock options	-	-	-	803		803
Exploration	46	-	42	49		137
Other expense	(21)	27	18	219		243
	25	27	60	2,189		2,301
Net income (loss) for the period	$786	$865	$(2,627)	$(2,206)	$	M(3,182)

	Nine months ended September 30, 2007
	Limon Mine	Bellavista Mine*	Libertad Mine	Other	Total

Sales	$18,182	$15,139	$10,361	$-	$43,682
Cost of sales	13,872	8,921	9,098	-	31,891
Royalties and production taxes	1,119	257	514	-	1,890
Depreciation and depletion	1,078	4,432	2,232	30	7,772
Accretion expense	51	327	69	50	497
	16,120	13,937	11,913	80	42,050
Income (loss) from mining operations	2,062	1,202	(1,552)	(80)	1,632
Expenses and other income
General and administrative	-	-	995	3,660	4,655
Bellavista Mine write-down (Note 8)	-	53,797	-	-	53,797
Care and maintenance (Note 9)	-	1,656	1,396	-	3,052
Stock options	-	-	-	933	933
Exploration	424	-	785	552	1,761
Other (income) expense	478	2	193	(6,862)	(6,189)
Non-controlling interest	-	-	-	(91)	(91)
	902	55,455	3,369	(1,808)	57,918
Income (loss) before income taxes	1,160	(54,253)	(4,921)	1,728	(56,286)
Income tax expense	-	-	-	1,865	1,865
Net income (loss) for the period	$1,160	$(54,253)	$(4,921)	$(137)	$(58,151)

* Refer to Note 8.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	Nine months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$15,551	$18,896	$3,580	$-	$38,027
Cost of sales	11,002	9,611	5,144	-	25,757
Royalties and production taxes	965	377	176	-	1,518
Depreciation and depletion	961	3,879	810	34	5,684
Accretion expense	48	29	17	19	113
	12,976	13,896	6,147	53	33,072
Income (loss) from mining operations	2,575	5,000	(2,567)	(53)	4,955
Expenses and other income
General and administrative	-	-	-	3,249	3,249
Stock options	-	-	-	1,017	1,017
Exploration	146	-	42	49	237
Other (income) expense	(3)	(767)	18	565	(187)
	143	(767)	60	4,880	4,316
Net income (loss) for the period	$2,432	$5,767	$(2,627)	$(4,933)	$639

The Company’s gold production is refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

20.	SUBSEQUENT EVENTS

a)	Strategic Plan

As part of a new strategic plan announced on October 2, 2007, and subject to shareholder approval, the Company name will be changing and there will be a share consolidation on a seven-for-one basis.

b)	Private Placement

On October 22, 2007, the Company closed a private placement financing for gross proceeds of Cdn$26,050,000. A syndicate of underwriters purchased 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until October 22, 2010.

The proceeds from the sale of the subscription receipts will be held in escrow pending satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the subscription receipts. Upon satisfaction of such conditions, each subscription receipt will be automatically converted into one unit (without any further action by the holders thereof, including payment of additional consideration). If such conditions are not satisfied by December 31, 2007, the Company will repurchase the subscription receipts at a redemption price per subscription receipt equal to the issue price of Cdn$0.15 plus interest.

Yamana Gold Inc. (“Yamana”) acquired Cdn$2,000,000 of units and subscription receipts pursuant to its right to maintain a pro rata interest in the Company. As a result of this offering and assuming all subscription receipts are exercised, Yamana will own 55,355,833 common shares of the Company, representing approximately 13.3% of the issued and outstanding common shares of the Company.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months ended September 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

As a result of this offering and assuming all subscription receipts are exercised, Aberdeen International Inc. will own 46,333,001 common shares of the Company, representing approximately 11.2% of the issued and outstanding common shares of the Company.

c)	Sale of the Cerro Quema Project

On October 31, 2007, the Company closed on the sale transaction of its 60% interest in the Cerro Quema property (see Note 10). An initial payment of $100,000 was received upon signing of the letter of intent and $400,000 on the closing of the transaction. The remaining payments are scheduled as follows:

Date	Amount

November 29, 2007	$2,500
June 30, 2008	1,000
December 31, 2008	2,000
$5,500

Under the terms of the agreement, the property will revert back to Glencairn if any of the future payments are not made by the purchaser.

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: info@glencairngold.com

OFFICERS	DIRECTORS

Stan Bharti	Stan Bharti
Chairman
George Faught
Peter Tagliamonte
President and Chief Executive Officer	Ronald Gagel

Denis Arsenault	Bruce Humphrey
Chief Financial Officer
Patrick Mars
Graham Speirs
Chief Operating Officer	Joe Milbourne

Bill Pearson	Peter Tagliamonte
Executive Vice President, Exploration

Lorna MacGillivray
Corporate Secretary and General Counsel

Arthur Chen
Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol: GGG

Warrant Symbol: GGG. WT

American Stock Exchange (AMEX)

Stock Symbol: GLE

Transfer Agent

Equity Transfer and Trust Company

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Tel:   416-361-0930

Fax: 416-361-0470

www.glencairngold.com

EXHIBIT 2

Glencairn Gold Corporation

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2007

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three and nine month periods ended September 30, 2007, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles for interim financial statements. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005. This Management’s Discussion and Analysis has been prepared as of November 7, 2007. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold producer with mining and exploration activities focused in Nicaragua. The Company currently operates the Limon Mine and plans to convert the Libertad Mine from a heap leach to a conventional milling operation. Both properties are located in Nicaragua. The Company also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometers from the Limon Mine. Glencairn’s growth strategy is focused on optimizing current operations and expanding mineral reserves at existing mines.

On March 31, 2007, mining operations at the Libertad Mine were suspended due to low recoveries while the Company implements a project to convert the heap-leach refining process to a conventional milling operation. The Company has made payments totalling $4,899,000 towards the purchase of a used mill facility. As at September 30, 2007 consultant fees and other costs of $995,000 have been spent by the Company as it progresses towards completing a feasibility study and building a conventional mill at the Libertad Mine. The Company expects the final feasibility study to be completed in the first quarter of 2008.

On July 25, 2007, mining operations at the Bellavista Mine were suspended due to ground movements in the heap leach pad at the site. After initial review by consultants, the Company believes that these movements were in part caused by water saturation due to abnormally high rain fall during the past several years. Extensive ground monitoring and a number of remedial measures were undertaken to reduce ground movements including de-watering wells and surface water control. The Company implemented measures to rinse the cyanide used in the heap leach processing on the site. Sampling of solution discharge from the leach pad as well as solid sampling of the leach pad has confirmed that cyanide concentrations have been lowered to acceptable discharge levels and pose no threat to the environment. On October 24, 2007, the Company announced that a localized landslide resulting from the ground movement and continuing heavy rains caused significant damage to the structure of its ADR recovery plant. As a result of the proactive measures taken, there was no release of cyanide into the environment. Until the ground becomes stabilized and the rainy season ends, localized slides are not unexpected. The Company does not perceive that there is any risk of further damage to any existing facilities including the grinding mill, which is located in another area of the site, as a result of ground movement.

The suspension of mining operations at the Bellavista Mine in July 2007 caused an immediate and serious negative effect on the cash flow of the Company and, accordingly, Glencairn initiated an aggressive program to conserve cash. This program included the immediate cessation of all discretionary spending, including the Company’s exploration program, staff reductions and deferring or eliminating, where possible, capital expenditures.

In the third quarter of 2007, the magnitude of the ground movement problem at the Bellavista Mine, coupled with the lack of an economically feasible solution has resulted in a write-down in the carrying

2

value of the assets at the mine site to their estimated fair value. A charge of $53,797,000 has beenrecorded and includes write-downs of $9,118,000 on product inventory, $1,167,000 on supplies inventories, and $43,512,000 on property, plant and equipment. It is not likely that the mine will reopen. As a result, management intends to start remediation of the site during 2008 and expects the remediation project to last for at least four years. The costs for this project have been revised to $7,520,000 due to accelerated timing and the current state of the property.

On October 1, 2007, Glencairn entered into a letter of intent with Bellhaven Copper & Gold, Inc. to sell its 60% interest in the Cerro Quema advanced development project located in Panama for an aggregate consideration of $6,000,000, paid or payable as follows: (i) an initial payment of $100,000 upon entering into the letter of intent; (ii) $400,000 at closing of the transaction on October 31, 2007; (iii) $2,500,000 within 30 days of the closing; (iv) $1,000,000 on June 30, 2008; and (v) $2,000,000 on December 31, 2008. As the Company decided to focus on its properties in Nicaragua, it determined Cerro Quema was a non-core asset and therefore sold the property.

On October 22, 2007, the Company closed a private placement financing for gross proceeds of Cdn$26,050,000. A syndicate of underwriters, purchased 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until October 22, 2010. The proceeds from the sale of the subscription receipts will be held in escrow for the Company pending receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants underlying the subscription receipts. A shareholders meeting is scheduled to take place on November 29, 2007. Upon satisfaction of such conditions, each subscription receipt will be automatically converted into one unit (without any further action by the holders thereof, including payment of additional consideration). If approval is not obtained by December 31, 2007, the Company will repurchase the subscription receipts at a redemption price per subscription receipt equal to the issue price of Cdn$0.15 plus interest.

While the Company expects the subscription receipts will be released from escrow upon receipt of shareholder approval, there can be no assurance that this will occur. The solvency of the Company is dependent on the net proceeds of this financing for development of the Libertad Mine, resumption of exploration activities at the Company’s mineral properties, and for general working capital purposes.

3

Selected Quarterly Information

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Gold sales (ounces)	13,268	22,787	65,892	63,670
Pre-production gold ounces sold*	-	339	482	339
Average spot gold price ($/ounce)	$681	$622	$666	$601
Average realized gold price ($/ounce)	$684	$618	$663	$597
Cash operating costs ($/ounce)	$569	$528	$484	$405
Total cash costs ($/ounce)	$600	$555	$513	$428
Gold produced (ounces)	13,295	23,106	65,436	62,615

(in thousands, except per share amounts)
Sales	$9,072	$14,075	$43,682	$38,027
Cost of sales	$7,552	$12,026	$31,891	$25,757
Bellavista Mine write-down	$53,797	-	$53,797	-
Net income (loss)	($60,238)	($3,182)	($58,151)	$639
Income (loss) per share – basic and diluted	($0.25)	($0.01)	($0.24)	$0.00

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

4

Results of Operations

Limon Mine

	Three months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	7,678	8,568	(890)	(10%)
Pre-production gold ounces sold*	-	339	(339)	(100%)
Average realized gold price ($/ounce)	$694	$624	$70	11%

Cash operating costs ($/ounce)	$644	$447	$197	44%
Total cash costs ($/ounce)	$684	$488	$196	40%
Tonnes milled	68,795	79,419	(10,624)	(13%)
Ore grade (g/tonne)	3.6	4.3	(0.7)	(16%)
Recovery (%)	79.3	81.8	(2.5)	(3%)
Gold produced (ounces)	7,992	8,968	(976)	(11%)

($ in thousands)
Sales	$5,327	$5,346	$(19)	0%

Cost of sales	4,947	3,830	1,117	29%
Royalties and production taxes	305	350	(45)	(13%)
Depreciation and depletion	322	339	(17)	(5%)
Accretion	17	16	1	6%
	$5,591	$4,535	$1,056	23%

Income (loss) from mining operations	$(264)	$811	$(1,075)	(133%)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine decreased marginally by $19,000 in the third quarter of 2007 compared to 2006. The decrease in sales revenue was attributable to the 10% decrease in gold ounces sold. Lower ounces were sold because less tonnes were being mined due to production delays as a result of mechanical problems. The effect of the decline in ounces was offset in part by the 11% increase in average realized gold prices compared to the same period in the previous year.

Cost of sales increased by $1,117,000 or 29% and cash operating costs per ounce increased by $197 to $644 in the third quarter of 2007 compared to 2006. Lower gold production along with higher production costs such as salaries, fuel, and especially electricity resulted in higher cash cost per ounce during the quarter.

Royalties and production taxes decreased $45,000 or 13%, which reflects the decrease in ounces produced and sold. Depreciation and depletion decreased by $17,000 or 5% due to lower capital investment and lower production when compared to the same period in the previous fiscal year.

5

Limon Mine

	Nine months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	27,149	25,851	1,298	5%
Pre-production ounces sold *	482	339	143	42%
Average realized gold price ($/ounce)	$670	$602	$68	11%

Cash operating costs ($/ounce)	$511	$426	$85	20%
Total cash costs ($/ounce)	$552	$463	$89	19%
Tonnes milled	216,111	227,756	(11,645)	(5%)
Ore grade (g/tonne)	5.0	4.3	0.7	16%
Recovery (%)	81.7	83.4	(1.7)	(2%)
Gold produced (ounces)	27,928	26,100	1,828	7%

($ in thousands)
Sales	$18,182	$15,551	$2,631	17%

Cost of sales	13,872	11,002	2,870	26%
Royalties and production taxes	1,119	965	154	16%
Depreciation and depletion	1,078	961	117	12%
Accretion	51	48	3	6%
	$16,120	$12,976	$3,144	24%

Income from mining operations	$2,062	$2,575	$(513)	(20%)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $2,631,000 or 17% in the nine months ended September 30, 2007 compared to 2006. The higher gold production was from the higher ore grades mined in the Santa Pancha area of the Limon Mine. This was marginally offset by the lower recoveries. The market strength for gold resulted in an 11% increase in the average realized gold price per ounce which contributed to the increase in sales revenue.

Cost of sales increased by $2,870,000 or 26% and cash operating costs per ounce increased by $85 to $511 in 2007. The increased cost of sales was attributed to generally higher production costs, especially salaries, fuel, and electricity costs. Royalties and production taxes increased by 16% as gold ounces produced and sold increased over the same period in the previous fiscal year.

In the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine entered into commercial production. As such, all subsequent gold ounces sold from the deposit are being recognized in revenue. Additionally, the capitalized cost of the deposit is now being depreciated over ounces produced thereby increasing depreciation and depletion expenses by 12% in the nine months ended September 30, 2007.

6

Bellavista Mine

	Three months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	4,136	8,400	(4,264)	(51%)
Average realized gold price ($/ounce)	$668	$613	$55	9%

Cash operating costs ($/ounce)	$350	$363	($13)	(4%)
Total cash costs ($/ounce)	$361	$376	($15)	(4%)
Tonnes mined	84,593	404,630	(320,037)	(79%)
Ore grade (g/tonne)	1.67	1.41	0.26	18%
Gold produced (ounces)	3,818	8,102	(4,284)	(53%)

($ in thousands)
Sales	$2,761	$5,149	$(2,388)	(46%)

Cost of sales	1,449	3,052	(1,603)	(53%)
Royalties and production taxes	43	104	(61)	(59%)
Depreciation and depletion	790	1,091	(301)	(28%)
Accretion	306	10	296	2,960%
	$2,588	$4,257	$(1,669)	(39%)

Income from mining operations	$173	$892	$(719)	(81%)

On July 25, 2007, Glencairn suspended all mining activities at the Bellavista Mine due to ground movements in the heap leach pad. Residual gold ounces were recovered from the heap leach up until the end of August 2007, at which point all activities were ceased. Sales from the Bellavista Mine decreased $2,388,000 or 46% compared to the same quarter in the previous fiscal period. The mine sold 4,264 less ounces than in the comparable period in 2006.

The lack of mining activity and decrease in ounces produced resulted in a decrease in cost of sales of $1,603,000 or 53% as well as a corresponding decrease in cash operating costs per ounce of $13 to $350 in 2007. As costs pertaining to production declined in the third quarter of 2007, the mine began incurring care and maintenance costs for activities related to the upkeep of the mine and expenditures relating to the investigation of the ground movement and rinsing of the heap leach pads. These costs have been classified as care and maintenance expenses and are not reflected in the above figures.

The ounces sold in the third quarter of 2007 declined 51%, which correlated with a decline of 59% in royalties and production taxes. Depreciation and depletion charges also declined due to the decrease in ounces produced and sold and less capital investment when compared to the same period in 2006.

As a result of the cessation of mining activities during the quarter and the unlikelihood of the mine reopening, a write-down of $43,512,000 was recognized on property, plant and equipment. Product and supplies inventories were also written-down by $9,118,000 and $1,167,000, respectively. Product inventory consisted of the cost of the gold on the heap leach pad which is no longer recoverable due to cessation of operations.

7

Bellavista Mine	Nine months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	22,996	32,000	(9,004)	(28%)
Average realized gold price ($/ounce)	$658	$590	$68	12%

Cash operating costs ($/ounce)	$388	$300	$88	29%
Total cash costs ($/ounce)	$399	$312	$87	28%
Tonnes mined	858,643	1,152,355	(293,712)	(25%)
Ore grade (g/tonne)	1.57	1.57	0.0	0%
Gold produced (ounces)	22,877	30,479	(7,602)	(25%)

($ in thousands)
Sales	$15,139	$18,896	$(3,757)	(20%)

Cost of sales	8,921	9,611	(690)	(7%)
Royalties and production taxes	257	377	(120)	(32%)
Depreciation and depletion	4,432	3,879	553	14%
Accretion	327	29	298	(1,028%)
	$13,937	$13,896	$41	0%

Income from mining operations	$1,202	$5,000	$(3,798)	(76%)

On July 25, 2007, Glencairn suspended all mining activities at the Bellavista Mine due to ground movements. Residual gold ounces were recovered from the heap leach up until the end of August 2007, at which point all activities were ceased. As such, only residual gold ounces were recovered from the heap leach during the third quarter of 2007 thereby decreasing the nine month comparative figure with the previous fiscal year.

Sales from the Bellavista Mine decreased by $3,757,000 or 20% in the nine months ended September 30, 2007 compared to 2006. Even though the average realized gold price in 2007 was $68 per ounce, or 12%, higher than in 2006, the mine sold 9,004 ounces less than in the comparable period of 2006. The decrease in ounces sold was mainly attributable to the suspension of mining activities in July 2007.

Cost of sales decreased by $690,000 or 7% and cash operating costs per ounce increased by $88 to $388 in 2007. The effect of lower sales volumes and the fixed nature of many production costs resulted in a higher than expected cost of sales. Additionally, production delays due to heavy rains and plugged collection tubes in the second quarter of 2007 contributed to higher costs for the nine month period. The increase in cash operating costs per ounce of 29% over the same period in the previous fiscal period was a result of the significant decrease in gold ounces sold resulting from the shut-down of mining activities since the beginning of the third quarter of 2007. Management intends to start remediation of the site during 2008 and expects the remediation project to last for at least four years. The costs for this project have been revised to $7,520,000 due to accelerated timing and the current state of the property.

As ounces sold in the nine months ended September 30, 2007 declined 28%, a reduction of 32% was reflected in royalties and production taxes. Although ounces of gold produced declined in the nine months ended September 30, 2007, the depreciation base increased due to the milling circuit reaching commercial production in the first half of 2007. This resulted in an increase in depreciation and depletion expenses of $553,000 or 14%.

As a result of the cessation of mining activities during the third quarter and the unlikelihood of the mine reopening, a write-down of $43,512,000 was recognized on property, plant and equipment. Product and supplies inventories were also written-down by $9,118,000 and $1,167,000, respectively.

8

Libertad Mine

	Three months ended September 30
	2007	2006	Change	% Change

Gold sold (ounces)	1,454	5,819	(4,365)	(75%)
Average realized gold price ($/ounce)	$677	$615	$62	10%

Cash operating costs ($/ounce)	$795	$884	($89)	(10%)
Total cash costs ($/ounce)	$834	$914	($80)	(9%)
Tonnes mined	-	278,119	(278,119)	(100%)
Ore grade (g/tonne)	-	1.58	(1.58)	(100%)
Gold produced (ounces)	1,485	6,036	(4,551)	(75%)

($ in thousands)
Sales	$984	$3,580	$(2,596)	(73%)

Cost of sales	1,156	5,144	(3,988)	(78%)
Royalties and production taxes	57	176	(119)	(68%)
Depreciation and depletion	244	810	(566)	(70%)
Accretion	24	17	7	41%
	$1,481	$6,147	$(4,666)	(76%)

Loss from mining operations	$(497)	$(2,567)	$2,070	(81%)

Glencairn acquired the Libertad Mine in July of 2006. Since that time, Glencairn decreased the cost of gold production significantly, but not by an amount to make the operation profitable. The Company suspended operations on March 31, 2007. Since that time, only residual gold ounces were being recovered from the heap leach pads. Production will cease completely in the fourth quarter of 2007.

The decline in cost of sales, royalties and production taxes, and deprecation and depletion is correlated with the decline in sales revenue.

The Company undertook an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the final report received during the third quarter of 2007 from this work has resulted in final values being allocated to tangible assets and liabilities.

9

Libertad Mine

	Nine months ended September 30
	2007	2006*	Change	% Change

Gold sold (ounces)	15,747	5,819	9,928	171%
Average realized gold price ($/ounce)	$658	$615	$43	7%

Cash operating costs ($/ounce)	$578	$884	($306)	(35%)
Total cash costs ($/ounce)	$610	$914	($304)	(33%)
Tonnes mined	366,113	278,119	87,994	32%
Ore grade (g/tonne)	1.97	1.58	0.39	25%
Gold produced (ounces)	14,631	6,036	8,595	142%

($ in thousands)
Sales	$10,361	$3,580	$6,781	189%

Cost of sales	9,098	5,144	3,954	77%
Royalties and production taxes	514	176	338	192%
Depreciation and depletion	2,232	810	1,422	176%
Accretion	69	17	52	306%
	$11,913	$6,147	$5,766	94%

Loss from mining operations	$(1,552)	$(2,567)	$1,015	(40%)

*The comparative information presented for 2006 only contains data for the period July 6, 2006 to September 30, 2006, after Glencairn took over ownership of the mine.

Glencairn acquired the Libertad Mine in July of 2006. The site sold 12,146 ounces during the first quarter but at high cash operating costs. Management suspended operations on March 31, 2007 while the Company started a project to convert the site to a conventional milling circuit. Subsequent recoveries of gold ounces were from residual heap leaching. Gold production and revenue will cease during the fourth quarter of 2007.

The Company undertook an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the final report received during the third quarter of 2007 from this work has resulted in changes to the value allocated to tangible assets and liabilities.

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Expenses and Other Income

Three months ended September 30, 2007

	Three months ended September 30
	2007	2006	Change	% Change

General and administrative	$1,835	$1,118	$717	64%
Bellavista Mine write-down	53,797	-	53,797	-%
Care and maintenance Stock options	2,287 270	- 803	2,287 (533)	-% (66%)
Exploration	584	137	447	326%
Other (income) expense	858	243	615	253%
Non-controlling interest	(8)	-	(8)	-%
	$59,623	$2,301	$57,322	2,491%

General and administrative expenses increased $717,000 or 64% over the same period in the previous year and includes $641,000 spent in the third quarter of 2007 on engineering costs, consulting fees and other expenditures related to the Libertad Mine mill project. Engineering and administrative costs relating to this project will be expensed until a positive final feasibility study is available for this project. The increases of the Libertad mill expenditures were partially offset by a $109,000 reduction in salaries and benefits. This was a direct result of a program of cost-cutting implemented in the third quarter of 2007.

Glencairn identified a ground movement problem in the heap leach pad occurring at its Bellavista Mine during the third quarter of 2007. Since that time, mining activities were suspended while management brought in third-party consultants to evaluate and assess the viability of a cost feasible solution. On September 30, 2007, property, plant and equipment at the Bellavista Mine were written-down to their estimated recoverable values due to the ongoing uncertainty of the mine resuming operations in the foreseeable future. A write-down of $43,512,000 was recorded against property, plant and equipment. The carrying value after the write-down reflects management’s best estimate of the residual value of the mining property. In addition, product and supplies inventories were written-down by $9,118,000 and $1,167,000, respectively.

Care and maintenance costs of $631,000 incurred at the Libertad Mine were incurred to maintain a proper state of upkeep while mining operations were suspended. These costs primarily relate to the maintenance of a basic administrative function as well as expenditures on electricity, property holding costs, and caretaking activities. Also included in care in maintenance were costs of $1,656,000 not directly related to the production of gold at the Bellavista Mine.

Stock options expense decreased by $533,000 or 66% over the same period in the previous fiscal year. During the third quarter of 2007, 150,000 options were granted. Glencairn amended its vesting policy in the third quarter of 2006 whereby options would vest over an 18 month period. Previous to the third quarter of 2006, options vested on the grant date. Total stock-based compensation amounted to $270,000 as a result of vesting options.

In the third quarter of 2007, exploration expenses were $584,000. These costs relate mainly to work being performed on the feasibility study for the Libertad Mill project. In late 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations. The exploration program resumed in the third quarter of 2006 after the acquisition of the Libertad Mine, and the Cerro Quema and Mestiza properties in the third quarter of 2006.

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In the third quarter of 2007 the Company made a decision to dispose of all non-core assets and liquidated a significant portion of its marketable security holdings. A gain of $829,000 was recognized, for proceeds of $1,223,000, on the disposition of the securities. These gains on the sale of marketable securities were included in other income.

Other components of income and other expenses included: interest and other miscellaneous gains of $136,000; $1,104,000 in losses from the settlement of various litigation matters, most notably the Blue Hill litigation. In August 2007, the Company reached a final settlement of litigation in both the State of Maine and in Ontario regarding remediation of the Blue Hill site in Maine. The Company has expensed an amount of $1,000,000 relating to this settlement. The Company has also recorded a provision of $847,000 related to uncollectible tax receivables.

Non-controlling interest represents 40% of Cerro Quema owned by a minority interest.

Nine months ended September 30, 2007

	Nine months ended September 30
	2007	2006	Change	% Change

General and administrative	$4,655	$3,249	$1,406	43%
Bellavista Mine write-down	53,797	-	53,797	-%
Care and maintenance Stock options	3,052 933	- 1,017	3,052 (84)	-% (8%)
Exploration	1,761	237	1,524	643%
Other expense (income)	(6,189)	(187)	(6,002)	(3,210%)
Non-controlling interest	(91)	-	(91)	-%
	$57,918	$4,316	$53,602	1,242%

General and administrative expense increased by $1,406,000 or 43% over the same period in the previous fiscal year. Of this increase, $995,000 was spent in 2007 on engineering, consulting and other expenditures related to the assessment and preparation of a scoping and feasibility study for a conventional milling circuit at the Libertad Mine. Management’s active cost control plans resulted in decreases to salaries and benefits, legal fees, investor relations expenditures, and travel costs totaling approximately $575,000.

Stock options expense decreased by $84,000 over the same period in the previous fiscal year. As part of Glencairn’s compensation program, stock options are granted to employees and directors from time-to-time. During the nine months ended September 30, 2007, a total of 3,931,000 stock options were granted and the Company recognized an expense of $933,000 using the Black-Scholes option pricing model.

Exploration expense increased by $1,524,000 in 2007 compared with 2006. Nicaraguan exploration activities were suspended from November 2005 to August 2006. In July of 2006, the Company acquired the Libertad Mine and Cerro Quema property and closed a financing that provided the funds to resume exploration work on the properties. Exploration work in the first half of 2007 consisted mainly of drilling at Libertad, exploration drilling and trenching at Limon and Mestiza, and ongoing holding costs. Exploration activities during the third quarter of 2007 were necessary to support the Libertad Mill feasibility report. The balance in 2006 consisted mainly of land holding costs.

Other income totalled $6,189,000 in 2007, an increase of $6,002,000 from 2006. The Company earned interest and other gains totalling $615,000. Glencairn sold marketable securities during the first nine months of 2007 resulting in a gain of $960,000. During the second quarter, the Company recorded a combined gain of $6,548,000 from the receipt of 2,500,000 Independent Nickel Corp. shares valued at Cdn$0.79 per share and cash of $4,694,000 (Cdn$5,000,000) related to the sale of Glencairn’s sliding

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scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% net smelter royalty on the Lynn Lake property, both located in Manitoba. The Company incurred interest charges of $313,000 on a long-term debt which was fully repaid on June 30, 2007. The Company recorded $1,104,000 related to the settlement of the Blue Hill litigation in Maine and other smaller lawsuits stemming from the Nicaraguan operations. The Company has also recorded a provision of $847,000 related to uncollectible tax receivables.

Non-controlling interest represents 40% of Cerro Quema owned by a minority interest.

Cash Flows

Three months ended September 30, 2007

Operating activities used $4,598,000 in 2007, compared to $2,978,000 in 2006. Since the Libertad Mine ceased mining operations earlier in the year, only 1,454 ounces of gold were sold from the continued leaching in the third quarter. Expenditures were incurred at the Libertad Mine with respect to consulting and engineering costs related to the mill project and care and maintenance costs being incurred since the temporary cessation of mining activities. The Company’s Bellavista Mine also ceased operations during the quarter, selling 4,136 ounces gold from the residual leaching process. Amounts totalling $543,000 were expended on consulting and engineering costs to assess the ground movement situation during the third quarter. Since the cessation of mining operations on July 25, 2007, the mine started incurring care and maintenance costs. In August 2007, the Company settled the outstanding Blue Hill litigation for $1,000,000 and made an initial payment of $500,000 during the quarter and the final $500,000 was paid at the end of October 2007.

Glencairn extinguished its long-term debt obligation at June 30, 2007. Additionally, there were no exercises of stock options into common shares during the third quarter of 2007. Financing activities were nil for the quarter.

Investing activities consisted of $1,223,000 in proceeds from the sale of marketable securities in the third quarter in 2007. Acquisitions for property, plant and equipment used $2,592,000. The Limon Mine, Bellavista Mine, and Libertad Mine acquired assets totalling $460,000, $213,000 and $1,632,000, respectively. The Mestiza acquisition totalled $300,000 less minor dispositions. In the comparative period in 2006, investing activities utilized cash of $2,209,000. Of this balance, $283,000 was attributable to payments for the Mestiza property. The remaining balance consisted mainly of capitalized expenditures for the Bellavista Mine’s grinding mill.

Nine months ended September 30, 2007

Operating activities used $880,000 for the nine months ended September 30, 2007, compared to cash inflows of $1,107,000 in the same period in 2006. Operating cash flows decreased as mining costs increased in 2007, however, this was mitigated by an increase in the average realized selling price for gold increasing to $663 in 2007 from $597 in 2006. Cash outflows also included care and maintenance charges at the two non-operating mines totaling $3,052,000. The Libertad Mine mill project also resulted in cash payments totalling $995,000 in non-capital expenditures. In August 2007, the Company settled the outstanding Blue Hill litigation for $1,000,000 and made an initial payment of $500,000 during the quarter.

In 2007, financing activities used $2,185,000. This consisted of $2,500,000 expended on the repayment of a long-term debt which was partially offset by $315,000 received on the issuance of common shares. For the comparative period in 2006, Glencairn repaid $2,500,000 of the long-term debt and received $16,158,000 on the issuance of common shares.

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Investing activities used $2,434,000 in 2007. Investments in property, plant, and equipment totalled $8,291,000. The Limon Mine, Bellavista Mine, and Libertad Mine acquired assets totalling $1,741,000, $1,589,000 and $4,667,000, respectively. Of the Libertad Mine expenditures, $4,899,000 was from payments for a used mill which is expected to be installed at the Libertad Mine in 2008. The Mestiza acquisition consisted of an option payment of $300,000 towards the purchase of the property. The Company received $4,694,000 in proceeds from the sale of Manitoba nickel royalties. Additionally, the Company sold marketable securities which generated net proceeds of $1,406,000. In early 2007, the Company had its Costa Rican bank accounts seized, which stemmed from the loss of an arbitration case. These bank accounts are currently unavailable for operations and have cash balances of approximately $243,000. In the comparative period in 2006, purchases and deferred costs relating to property, plant, and equipment were made in amounts totaling $1,390,000, $5,411,000, and $125,000 for the Limon Mine, Bellavista Mine, and Libertad Mine, respectively. Option payments of $230,000 were made towards the acquisition of the Mestiza property in the first nine months of 2006.

Liquidity and Capital Resources

The Company had cash of $4,068,000 (December 31, 2006 - $9,567,000) and working capital deficit of $2,576,000 at September 30, 2007 (December 31, 2006 - $13,634,000).

In February 2007, the Company announced its conversion/expansion program to install a conventional milling circuit at the Libertad Mine. A feasibility study is expected in the first quarter of 2008. At September 30, 2007, the Company has made payments totalling $4,899,000 on the acquisition of a used mill which will be re-assembled at the Libertad site. Additional amounts of $1,672,000 were paid to November 7, 2007. Future payments of $3,024,000, which includes costs of dismantling, shipping and principal component refurbishing, are committed for the used mill acquisition. Engineering and consultant fees to September 30, 2007 have totalled $995,000 for this project. The Libertad Mine was placed in care and maintenance mode at the beginning of the second quarter of 2007 and has incurred expenses of $1,396,000 for the nine month period ended September 30, 2007. Gold sales from the Libertad Mine were only 15,747 ounces for the period as a result of the cessation of mining activities on March 31, 2007. Only residual ounces will be recovered from the heap leach operation.

On July 25, 2007, Glencairn suspended mining operations at the Bellavista Mine in Costa Rica due to ground movements in the heap leach pad. After initial review by a number of external consultants, the Company believed that this movement was in part caused by water saturation due to abnormally high rain fall during the past several years. The results of engineering and consulting studies for a cost feasible solution have been ongoing and inconclusive. It is not likely the mine will resume operations in the foreseeable future. For the nine month period in 2007, 22,996 ounces of gold have been sold from the Bellavista Mine. As the residual heap leach operation ended August 31, 2007, there will not be any future gold production. Ongoing care and maintenance costs will be incurred. Reclamation activities for the site are anticipated to begin in 2008 and are estimated to take four years. Total undiscounted expenditures are expected to be approximately $7,520,000 over the next four years.

In June 2007, the Company closed an agreement with Independent Nickel Corp. (“INI”) to sell its sliding scale 1% - 3% net smelter return royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI. Under the terms of the purchase agreement, INI paid Cdn$5,000,000 in cash and issued 2,500,000 INI shares to Glencairn, in exchange for the two royalties. The shares are subject to a contractual escrow agreement and will be released on a graduated basis over two years.

During the first three quarters of 2007, and especially during the third quarter, Glencairn liquidated various holdings in marketable securities. Total proceeds of $1,406,000 were received in the disposition of shares. The remaining securities at September 30, 2007 have a market value of $1,916,000. Of this balance, 2,000,000 shares of Independent Nickel Corp. were subject to a contractual escrow agreement

14

with the release of blocks of shares in intervals up to June 2009. In addition, 4,000,000 shares of Carlisle Goldfields Limited are also subject to a regulatory escrow agreement with the release of blocks of shares in intervals up to July 2008.

As a result of two of Glencairn’s three mines being placed in care and maintenance, there have been significant declines in gold production for the combined Company. In response to the situation, the Company has temporarily restricted exploration activities, reduced the number of employees, cut capital expenditure programs and eliminated discretionary expenditures. Cash on hand at September 30, 2007 and cash flows expected from operations, the sale of its Cerro Quema gold property and the cash proceeds received on the October 22, 2007 financing closing would not be sufficient to fund the Company’s ongoing and future expansion needs for the next twelve months if disinterested shareholder approval is not obtained on November 29, 2007.

On September 28, 2007, the Company entered into a letter of intent with Bellhaven Copper & Gold, Inc. to sell its interest in the Cerro Quema advanced development project located in Panama for aggregate consideration of $6,000,000, payable as follows: (i) an initial payment of $100,000 upon entering into the letter of intent; (ii) $400,000 paid at closing of the transaction; (iii) $2,500,000 within 30 days of the closing; (iv) $1,000,000 on June 30, 2008; and (v) $2,000,000 on December 31, 2008. This sale closed on October 31, 2007.

On October 22, 2007 the Company closed a private placement financing for gross proceeds of Cdn$26,050,000. A syndicate of underwriters, purchased 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until October 22, 2010.

The proceeds from the sale of the subscription receipts will be held in escrow pending satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the subscription receipts. Upon satisfaction of such conditions, each subscription receipt will be automatically converted into one unit (without any further action by the holders thereof, including payment of additional consideration). If such conditions are not satisfied by December 31, 2007, the Company will repurchase the subscription receipts at a redemption price per subscription receipt equal to the issue price of Cdn$0.15 plus interest.

The net proceeds from the sale of the non-core Cerro Quema property and the financing will be used by the Company for development of the Libertad Mine, resumption of an exploration program on the Company’s mineral properties, and for general working capital purposes.

The company does not have any off balance sheet arrangements.

Related Party Transactions

During September 2007, 500,000 shares of Independent Nickel Corp. (“INI”) were sold to a company owned by the Chairman of Glencairn at the time of the transaction. These escrowed shares were sold at market value. A gain of $171,000 was recognized for the transaction and $213,000 in proceeds were received. This gain on sale of marketable securities is included in other income.

Outlook

Gold sales in 2007 are expected to be approximately 75,000 ounces at a cash operating cost of approximately $500 per ounce. The decrease from an earlier production estimate of 90,000 to 105,000 ounces is attributable to the suspension of operations at the Bellavista Mine on July 25, 2007. Many production inputs, such as fuel and hydro have been increasing over the past few years but gold prices have increased significantly more and are predicted by many analysts to increase beyond current levels.

15

The Company temporarily suspended mining operations at the Libertad Mine effective March 31, 2007, until such time as a conventional mill circuit is commissioned. In July 2007, Glencairn exercised an option agreement with a third-party vendor to purchase a previously owned and operated mill. The Company has made payments of $6,571,000 to date towards the purchase of this mill, of which, $1,672,000 was paid in October 2007. Additional future payments of $3,024,000, which includes costs of dismantling, shipping and principal component refurbishing, are committed for the used mill acquisition. It is expected that the total cost of the project including the feasibility study will be between $25 and $30 million dollars however final numbers will only be known once the feasibility study is completed. In opting to refurbish an existing mill as opposed to acquiring a new one, the Company is optimistic that the Libertad Mine can be returned to full production in a shorter time frame and at a lower capital cost. A mill operation is expected to result in higher recovery rates and lower costs per ounce compared to heap leaching. Dismantling of the mill from its current site is expected to be completed early in the fourth quarter and re-assembly in Libertad would be done, expected in 2008. Completion of the Libertad mill plan is dependent on completion of the announced financing and permits being obtained on a timely basis.

The Company suspended mining operations at the Bellavista Mine on July 25, 2007, due to ground movements in the heap leach pad, which were believed to be in part caused by water saturation due to abnormally high rainfall during the past several years. Extensive ground monitoring was undertaken along with rinsing of the cyanide solution from the heap leach pad. Sampling of solution discharge from the heap leach pad as well as solid sampling of the leach pad has confirmed that cyanide concentrations have been reduced to acceptable levels that pose no threat to the environment. It is not likely that the Bellavista Mine will resume operations. The Company anticipates reclamation activities on the property to commence in the following fiscal year.

As a result of the cessation of activities at two of the Company’s three operating mines, an aggressive cost control program was implemented which included the suspension of all exploration activities, reducing the number of employees, cutting planned capital expenditures, where possible, and elimination of discretionary expenditures. Cash on hand at September 30, 2007 and cash flows expected from operations, the sale of its Cerro Quema gold property and the cash proceeds received on the October 22 finance closing would not be sufficient to fund the Company’s ongoing and future expansion needs for the next twelve months if disinterested shareholder approval is not received on November 29, 2007. In October 2007, the Company made the $500,000 final payment in the Blue Hill litigation.

In January 2007, the Company and the Province of Manitoba reached an agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of Cdn$2,000,000 in four annual payments commencing when the formal agreement is signed. Final documentation is in progress. Until signing of the formal agreement, ongoing water treatment costs will be shared between the Company and the Manitoba government.

During October 2007, the Company announced a restructuring program which resulted in or contemplates the following:

•

The Cerro Quema property was sold for $6,000,000 in a transaction that closed on October 31, 2007. Of this amount, $100,000 was received on acceptance of the offer, $400,000 was received on October 31, 2007, and the remaining $5,500,000 will be received in three payments, up to December 31, 2008. All amounts are non-refundable once paid.

•

On October 22, 2007, the Company closed a private placement financing for gross proceeds of Cdn$26,050,000, of which Cdn$5,672,000 was received and Cdn$19,269,000 was held in escrow and will be released upon shareholder approval. A syndicate of underwriters purchased 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt. Each unit

16

is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until October 22, 2010. The proceeds from the sale of the subscription receipts will be held in escrow pending satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the subscription receipts. An additional 6,849,750 compensation warrants will be issued to the underwriters, with each compensation warrant being exercisable to acquire one unit of the Company, having the same attributes as the units being sold under the private placement. As a result of this offering and assuming all subscription receipts are exercised, Yamana will own 55,355,833 common shares of the Company, representing approximately 13.3% of the issued and outstanding common shares of the Company. As a result of this offering and assuming all subscription receipts are exercised, Aberdeen International Inc. will own 46,333,001 common shares of the Company, representing approximately 11.2% of the issued and outstanding common shares of the Company.

•	The appointment of Messrs. Stan Bharti, George Faught, and Joe Milbourne to the Company’s Board of Directors and Mr. Stan Bharti as Chairman of the Board.
•	The resignation of Messrs. Donald Charter, Ian McDonald and Kerry Knoll from the Board of Directors.
•	Dr. Bill Pearson P.Geo., joining the Company as Executive Vice President, Exploration, effective October 01, 2007.
•	A capital restructuring through a share consolidation on a seven-for-one basis.
•	A change in the Company’s name to Central Sun Mining Inc.

The Company has scheduled a special meeting of its shareholders to be held on November 29, 2007. At this meeting, the Company intends to seek shareholder approval to (i) change its name to reflect its new strategic plan; (ii) consolidate its outstanding common shares on a seven-for-one basis; and (iii) complete the subscription receipt portion of the above-mentioned private placement which is over and above the maximum allowed by the Toronto Stock Exchange without obtaining shareholder approval.

Significant Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated. See the Company’s financial statements for full disclosure.

Summary of Quarterly Results

(in thousands except per share amounts)

	2007 Q3	2007 Q2	2007 Q1	2006 Q4

Sales	$9,072	$14,313	$20,297	$14,123
Net income (loss)	$(60,238)	$3,260	$(1,173)	$(8,045)
Income (loss) per share – basic
and diluted	$(0.25)	$0.01	$0.00	$(0.05)

	2006 Q3	2006 Q2	2006 Q1	2005 Q4

Sales	$14,075	$12,441	$11,511	$5,766
Net income (loss)	$(3,182)	$2,051	$1,770	$(1,463)
Income (loss) per share - basic and diluted	$(0.01)	$0.01	$0.01	$(0.01)

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Non-GAAP Performance Measures

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Cash Operating Cost per ounce:

	Three months ended September 30
	2007				2006
	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$4,947	$1,449	$1,156	$7,552	$3,830	$3,052	$5,144	$12,026
Gold sales (ounces)	7,678	4,136	1,454	13,268	8,568	8,400	5,819	22,787
Cash operating cost per ounce	$644	$350	$795	$569	$447	$363	$884	$528

Total Cash Cost per ounce:

	Three months ended September 30
	2007				2006
	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$4,947	$1,449	$1,156	$7,552	$3,830	$3,052	$5,144	$12,026
Royalties and production taxes	305	43	57	405	350	104	176	630

Cost base for calculation	$5,252	$1,492	$1,213	$7,957	$4,180	$3,156	$5,320	$12,656

Gold sales (ounces)	7,678	4,136	1,454	13,268	8,568	8,400	5,819	22,787
Total cash cost per ounce	$684	$361	$834	$600	$488	$376	$914	$555

Cash Operating Cost per ounce:

	Nine months ended September 30
	2007				2006
	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$13,872	$8,921	$9,098	$31,891	$11,002	$9,611	$5,144	$25,757
Gold sales (ounces)	27,149	22,996	15,747	65,892	25,851	32,000	5,819	63,670
Cash operating cost per ounce	$511	$388	$578	$484	$426	$300	$884	$405

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Total Cash Cost per ounce:

	Nine months ended September 30
	2007				2006
	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$13,872	$8,921	$9,098	$31,891	$11,002	$9,611	$5,144	$25,757
Royalties and production taxes	1,119	257	514	1,890	965	377	176	1,518

Cost base for calculation	$14,991	$9,178	$9,612	$33,781	$11,967	$9,988	$5,320	$27,275

Gold sales (ounces)	27,149	22,996	15,747	65,892	25,851	32,000	5,819	63,670
Total cash cost per ounce	$552	$399	$610	$513	$463	$312	$914	$428

Outstanding Share Data

The following common shares and convertible securities were outstanding at November 7, 2007:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				281,321,698
Warrants	Oct. 22/10	0.18	20,000,000	20,000,000
Subscription Receipts	N/A1	N/A	133,670,000	133,670,000
Warrants on above	N/A1	N/A	66,835,000	66,835,000
Warrants	Nov. 26/08	1.25	33,842,220	33,842,220
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants [2]	Oct. 22/09	0.15	6,849,750	6,849,750
Warrants on above	Oct. 22/10	0.18	3,424,875	3,424,875
Agents’ warrants [2]	Dec. 22/07	0.38	790,000	790,000
Agents’ warrants [2]	Jul. 06/08	0.64	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Nov. 8/07 to Jul 12/12	0.23 to 1.17	17,217,999	17,217,999

				581,651,542

Note 1: The subscription receipts will be automatically exchanged into one common share and one half-share purchase warrant on satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the subscription receipts.

Note 2: The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Position and Operating Results contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that a solution to the ground movement at Bellavista be found, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation

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expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

November 7, 2007

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EXHIBIT 3

EXHIBIT 4